2004 ANNUAL REPORT
                        INTERTAPE POLYMER GROUP INC.

IPG CORPORATE PROFILE

Intertape Polymer Group Inc. (IPG) is an acknowledged leader in the packaging industry. Leveraging its advanced manufacturing technologies, extensive R&D capabilities and a comprehensive strategic acquisition program, the Company believes it has assembled the broadest and deepest range of products in the industry.

IPG is widely-recognized for its development and manufacture of specialized polyolefin plastic and paper-based packaging products, as well as complementary packaging systems for industrial and retail use. Additionally, IPG is a woven and flexible intermediate bulk container (FIBC) manufacturer. Its performance products, including tapes and cloths, are designed for demanding aerospace, automotive and industrial applications and are sold to a broad range of industrial/specialty distributors, retail stores and large end-users in diverse industries.

Through its innovative regional distribution center concept, IPG offers customers an extensive range of products geared to lower their transaction costs and increase inventory turns. This marketing advantage is unmatched in the industry, and has helped IPG establish a market position that clearly differentiates it from its competitors.

Established in 1981 and headquartered in Montreal, Quebec and Sarasota/ Bradenton, Florida, IPG employs approximately 2,600 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe. Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and the Toronto Stock Exchange under the stock symbol "ITP."

Table of Contents
_________________

Message to Shareholders............................................3
Management's Discussion & Analysis:
   Financial Highlights............................................6
   Consolidated Quarterly Statements of Earnings..................7a
   Adjusted Consolidated Earnings..................................8
   Our Business...................................................10
   Results of Operations..........................................11
   Off-Balance Sheet Arrangements and Related Party Transactions..16
   Liquidity and Capital Resources................................16
   Critical Accounting Estimates..................................22
   Changes in Accounting Policies.................................22
   Impact of Accounting Pronouncements Not Yet Implemented........23
   Disclosure Required by NYSE....................................23
   Additional Information.........................................23
Management's Responsibility for Financial Statements..............24
Auditors' Report .................................................25
Comments by Auditors..............................................26
Financial Statements:
Consolidated Earnings.............................................27
Consolidated Retained Earnings ...................................27
Consolidated Cash Flows...........................................28
Consolidated Balance Sheets.......................................29
Notes to Consolidated Financial Statements..................30 to 54
Intertape Polymer Group Locations.................................55
Other Information.................................................56

Corporate Headquarters
______________________

110E Montee de Liesse
Montreal, Quebec
Canada, H4T 1N4

Investor Relations Tel: 866-202-4713
Fax: 941-727-3798
Web: www.intertapepolymer.com
E-mail: itp$info@intertapeipg.com

Forward-Looking Statements
__________________________

Certain statements and information set forth in this Annual Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements are subject to the safe harbor created by the Federal Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and our future financing plans. Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties. Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Annual Report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook, other than as required under applicable law.

Message to Shareholders

Dear Shareholders,

In 2004 we continued on the path we began in 2002, to build a better Intertape by concentrating on three key elements: revenue growth, productivity improvement and a strengthening of the balance sheet. Once again we believe we have made some excellent progress. However, the year was not without its share of challenges, not the least of which were the unprecedented increases in some key raw material inputs for our industry.

We surpassed the year's revenue growth target of 10% and, notwithstanding the impact of higher raw material costs on our gross margins, we were able to increase our earnings before income taxes excluding refinancing expense and manufacturing facility closure costs ("adjusted earnings before income taxes") by 14.0% from $17.1 million in 2003 to $19.5 million in 2004. Adjusted earnings before income taxes is a non-GAAP financial measure that we believe permits more meaningful comparisons of the Company's performance for these periods. A reconciliation of consolidated net earnings to adjusted consolidated net earnings is included in Management's Discussion and Analysis.

Sales rose 11.4% for the year as a result of unit growth, price increases and acquisition-related sales. Gross margin, on the other hand, declined from 22.4% in 2003 to 20.7% in 2004, mainly because of raw material cost increases. Polypropylene more than doubled in cost, polyethylene was not far behind, and adhesive costs were up 40%-50%.

While we successfully implemented price increases throughout the year, the frequency and cumulative magnitude of raw material cost increases made it difficult for us to keep up. We estimate that this cost the Company about $15.0-$18.0 million in lost gross profit for the year, or 2.0-2.5 percentage points on gross margin.

The refinancing expense and manufacturing facility closure costs represent charges in conjunction with some major financial and operational initiatives undertaken during the year. While these decisions created a negative short-term financial impact, we felt they were important for Intertape's longer-term health and that the payback periods were favorable in the circumstances. We believe this strategy has enhanced our financial and operational cost structures and that this will better allow us to achieve profitable growth and higher returns.

In February, we completed the acquisition of certain assets relating to the masking tape and duct tape operations of tesa tape, inc. With this purchase, not only did we increase our sales, but we were also able to utilize existing production capacity at our Columbia, South Carolina facility and gain access to new customers to whom we are able to sell other products from our existing portfolio.

In mid-year, we refinanced essentially all of our bank indebtedness and long-term debt. This was a major undertaking, but one which had substantial benefits for us. It has enabled us to reduce financial expenses and increase our financial flexibility because of improved repayment terms and covenants. Assuming year-end interest rates and debt levels remain constant throughout 2005, we expect to realize a further reduction of financial expenses in the range of 10.0% compared to what we incurred in 2004. At the same time, we also arranged for a new source of funds. We now have a $75.0 million committed revolving credit facility that, as at December 31, 2004, had not been drawn. This is in addition to $22.4 million of cash and investments we held at year-end.

In the latter part of the year, we announced the closing of two more manufacturing facilities, Cumming, Georgia and Montreal, Quebec. Since late 2002, we have closed seven facilities. Our ability to carry out these closures reflects, in part, the nature of the capital investments we have made over the past two years. We have invested in state-of-the art technology in certain of our facilities, such as our new regional distribution center in Danville, Virginia, which has enabled us to create more cost effective capacity. To be clear, when we closed these facilities, we were not shrinking capacity, but simply reducing infrastructure costs. These actions were part of our commitment made in 2004 to reduce costs by $25.0 million within three years.

A culture of accountability

Late in the year we initiated a realignment of our internal organizational structure. As outlined above, we have addressed specific financial and operational issues to deal with some immediate revenue and profitability challenges. However, it was clear to us that to build a better Intertape we also had to ensure that our organization was properly aligned so that we could effectively leverage our core competencies in order to achieve our goals of profitable growth and maximizing returns.

To effect such a change in focus for our managers, we introduced new performance metrics oriented towards profitable growth and revamped their compensation accordingly. Performance payments will now be based on a combination of unit growth and margins. We have also invested in developing the tools and systems needed to support this realignment. Our managers will have the best available information on which to base their decisions. They will also have increased authority to make decisions that will affect their part of the business. The objective is to implant a culture of accountability deep into the organization. This is a major shift for us, which has been well-received. We firmly believe that an outcome of this change will be a renewed company-wide entrepreneurial culture, similar to that of our earlier days of rapid growth. This approach will also enable a greater focus on increasing market share, better managing of product mix, improving the product development process and more pricing discipline, all of which will be conducive to profitable growth and maximization of returns.

Global sourcing

Another important consideration for us was addressing the significant changes taking place to the players and dynamics of the global marketplace. For example, the consolidation amongst oil and chemical companies has dramatically reduced the number of resin suppliers in the marketplace. On the demand side, we have been feeling the impact of the increasing appetite of the Chinese and Indian economies for these same raw materials. On the other hand, China and India also represent potential sources of complementary products to ours and would help us broaden our offerings, which in both the industrial and retail markets is seen as an important competitive advantage. Consequently, we decided to create a global sourcing group that would be focused full time on ensuring that we are getting the best deals possible for our production needs, as well as searching worldwide for new products to add to our portfolio.

Looking forward

Revenue growth, improved productivity and a strong balance sheet remain the cornerstones of our strategy. In 2005, we are targeting revenue growth of at least 10%. We do not anticipate any material improvement in our sector of the economy, and resin costs will likely remain at or around their current high levels for the year ahead. Selling price increases will likely remain a meaningful part of the landscape for the coming year. Recent pricing actions by some of our competitors have provided encouraging signs that there still exists some pricing power within our markets.

We will continue to add new products to our portfolio, both internally-developed and externally-sourced in order to maintain our competitive breadth-of-line advantage. We believe our current basket of products represents the widest range of products being offered in our industry. On the retail front, we have plans to significantly improve our brand recognition through innovative promotional programs. For Europe and Asia, 2005 will be a year of setting the groundwork for increased market penetration, with the results of this preparatory work being felt more fully in 2006.

Our capital spending for 2005 should be in the range of $23.0 million to $27.0 million. Most of these expenditures will be to improve the productivity of our current operations, while some will also be directed to increasing our in-house capabilities in the film production process. I would like to thank our management team and employees for their efforts in minimizing as much as possible the effects of the massive increase in material costs and for the enthusiasm with which they embraced the major realignments in responsibility. The advice and support of our Board members in both these areas were appreciated.

On behalf of the Intertape Polymer Group team, may I say that we look forward to the challenges facing us in making the coming year a successful and rewarding one for our shareholders.


/s/Melbourne F. Yull
Chairman and Chief Executive Officer

Management's Discussion and Analysis

March 11, 2005

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the year ended December 31, 2004. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)

                                               2004          2003           2002
________________________________________________________________________________
Operations                                     $              $             $
Consolidated sales                          692,449       621,321        601,575
Net earnings (loss) Cdn GAAP                 11,358        18,178        (54,454)
Net earnings (loss) US GAAP                  12,739        16,501        (54,454)
Cash flows from operations before
  changes in non-cash working
  capital items                              27,722        38,137         30,281
________________________________________________________________________________
                                               2004          2003           2002
________________________________________________________________________________
Per Common Share                               $              $             $

Net earnings (loss) Cdn GAAP - basic           0.28          0.51          (1.66)
Net earnings (loss) US GAAP - basic            0.31          0.46          (1.66)
Net earnings (loss) Cdn GAAP - diluted         0.27          0.50          (1.66)
Net earnings (loss) US GAAP - diluted          0.31          0.46          (1.66)
Cash flows from operations before
  changes in non-cash working
  capital items                                0.67          0.93           0.92
Book value Cdn GAAP                            9.80          9.22           8.67
Book value US GAAP                             9.60          9.05           8.47
________________________________________________________________________________
                                               2004          2003           2002
________________________________________________________________________________
Financial Position	                       $              $             $

Working capital                             150,099        68,725         61,240
Total assets Cdn GAAP                       836,711       739,245        703,344
Total assets US GAAP                        843,831       745,902        705,187
Total long-term debt                        334,127       251,991        312,766
Shareholders' equity Cdn GAAP               404,300       377,510        293,093
Shareholders' equity US GAAP                396,183       370,434        286,491
________________________________________________________________________________
                                               2004          2003           2002
________________________________________________________________________________
Selected Ratios	                               $              $             $

Working capital                                2.49          1.54           1.52
Debt/capital employed Cdn GAAP                 0.45          0.40           0.52
Debt/capital employed US GAAP                  0.46          0.40           0.52
Return on equity Cdn GAAP                      2.8%          4.8%         (18.6)%
Return on equity US GAAP                       3.2           4.5%         (19.0)%
________________________________________________________________________________


                                                                           6

                                             2004            2003           2002
________________________________________________________________________________
Stock Information                              $              $             $
________________________________________________________________________________
Weighted average shares outstanding
   (Cdn GAAP) - basic +                      41,186        35,957         32,829
Weighted average shares outstanding
   (US GAAP) -  basic +                      41,186        35,957         32,829
Weighted average shares outstanding
   (US GAAP) - diluted +                     41,446        36,052         32,829
Weighted average shares outstanding
  (Cdn GAAP) - diluted +                     41,446        36,052         32,829
Shares outstanding as at December 31 +       41,237        40,945         33,821
________________________________________________________________________________
                                            2004            2003           2002
________________________________________________________________________________
The Toronto Stock Exchange (CA$)               $              $             $

Market price as at December 31                10.90         16.49           6.49
High: 52 weeks                                16.93         16.51          20.08
Low: 52 weeks                                  8.59          4.50           5.50
Volume: 52 weeks+                            20,790        16,542         14,651
________________________________________________________________________________
                                            2004            2003           2002
________________________________________________________________________________
New York Stock Exchange	                       $              $             $

Market price as at December 31                9.11          12.73           4.12
High: 52 weeks                                13.34         12.73          12.80
Low: 52 weeks                                  6.30          3.10           3.60
Volume: 52 weeks+                            13,843        14,831         13,705
________________________________________________________________________________
The Toronto Stock Exchange(CA$)      High      Low          Close          ADV*

Q1                                  16.93    12.00          12.75       114,031
Q2                                  14.72     8.67          10.28        86,359
Q3                                  12.35     8.59           9.50        70,186
Q4                                  10.99     8.86          10.90        57,617
________________________________________________________________________________
New York Stock Exchange              High      Low          Close          ADV*

Q1                                  13.34     9.02           9.80        67,192
Q2                                  10.79     6.30           7.61        57,379
Q3                                   9.30     6.75           7.64        58,541
Q4                                   9.15     7.28           9.11        37,083


* Average daily volume
+In thousands

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share amounts)

                                     1st Quarter                           2nd Quarter
                          _________________________________  _____________________________________
                             2004         2003         2002         2004         2003         2002
                          _________________________________  _____________________________________
                                $            $            $            $            $            $
Sales                     162,100      153,592      146,737      171,934      150,249      153,657
Cost of sales             129,986      119,793      113,321      134,097      116,166      119,713
___________________________________________________________  _____________________________________
Gross Profit               32,114       33,799       33,416       37,837       34,083       33,944

Selling, general and
  administrative expenses  22,307       21,982       20,299       22,793       20,830       20,454
Stock-based compensations
  expense                      70                                    351
Impairment of goodwill
Research and development      962          894          967        1,153        1,086          796
Financial expenses          6,768        7,700        8,983        7,236        7,825        7,872
Refinancing expense
Manufacturing facility
  closure costs
___________________________________________________________   ____________________________________
                           30,107       30,576       30,249       31,532       29,741       29,122

Earnings(loss)before
  income taxes              2,007        3,223        3,167        6,305        4,342        4,822
Income taxes (recovery)      (284)         322          348          654          439          534
___________________________________________________________   ____________________________________
Net earnings (loss)         2,291        2,901        2,819        5,651        3,903        4,288
___________________________________________________________   ____________________________________

Earnings(loss)per share
Cdn GAAP - Basic - US $      0.06         0.09         0.09         0.14         0.12         0.13
Cdn GAAP - Diluted - US $    0.06         0.09         0.09         0.14         0.12         0.13
US GAAP - Basic - US $       0.06         0.09         0.09         0.14         0.12         0.13
US GAAP - Diluted - US $     0.06         0.09         0.09         0.14         0.12         0.13
___________________________________________________________   ____________________________________

Average number of shares
  outstanding
Cdn GAAP - Basic       40,971,739   33,821,074   30,155,360   41,215,111   33,832,527   33,622,896
Cdn GAAP - Diluted     41,528,581   33,821,497   30,505,692   41,396,403   33,912,232   34,249,454
US GAAP -Basic         40,971,739   33,821,074   30,155,360   41,215,111   33,832,527   33,622,896
US GAAP - Diluted      41,528,581   33,821,497   30,505,692   41,396,403   33,912,232   34,249,454
___________________________________________________________   ____________________________________

                                                                           7a
CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share amounts)

                                       3rd Quarter                           4th  Quarter
                            ________________________________  _____________________________________
                               2004        2003         2002         2004         2003         2002
                            ________________________________  _____________________________________
                                   $          $            $            $            $            $
Sales                        177,671    159,798      149,920      180,744      157,682      151,261
Cost of sales                140,480    123,489      120,632      144,689      122,975      121,764
____________________________________________________________  _____________________________________
Gross Profit                  37,191     36,309       29,288       36,055       34,707       29,497

Selling, general and
  administrative expenses     23,327     22,264       21,109       25,799       24,973       23,462
Stock-based compensations
  expense                        270                                  355
Impairment of goodwill                                                                       70,000
Research and development       1,121      1,080          926          997          212          480
Financial expenses             5,948      7,409        8,297        4,302        5,587        7,621
Refinancing expense           30,444
Manufacturing facility
  closure costs                                        2,100        7,386        3,005
____________________________________________________________  _____________________________________
                              61,110     30,753       32,432       38,839       33,777      101,563

Earnings(loss)before
  income taxes               (23,919)     5,556       (3,144)      (2,784)         930      (72,066)
Income taxes (recovery)       (9,664)      (643)        (357)     (20,455)      (4,244)     (13,292)
____________________________________________________________  _____________________________________
Net earnings (loss)          (14,255)     6,199       (2,787)      17,671        5,174      (58,774)
____________________________________________________________  _____________________________________

Earnings(loss)per share
Cdn GAAP - Basic - US $      (0.35)         0.18       (0.08)        0.43         0.13        (1.74)
Cdn GAAP - Diluted - US $    (0.35)         0.18       (0.08)        0.43         0.13        (1.74)
US GAAP - Basic - US $       (0.35)         0.18       (0.08)        0.43         0.13        (1.74)
US GAAP - Diluted - US $     (0.35)         0.18       (0.08)        0.43         0.13        (1.74)
____________________________________________________________   ____________________________________

Average number of shares
  outstanding
Cdn GAAP - Basic        41,285,161   35,302,174   33,701,307   41,273,840   40,870,426   33,821,074
Cdn GAAP - Diluted      41,285,161   35,397,800   33,701,307   41,468,992   41,225,776   33,821,074
US GAAP -Basic          41,285,161   35,302,174   33,701,307   41,273,840   40,870,426   33,821,074
US GAAP - Diluted       41,285,161   35,397,800   33,701,307   41,468,992   41,225,776   33,821,074
____________________________________________________________   ____________________________________

                                                                           7a

Management's Discussion and Analysis


Adjustments for non-recurring items and manufacturing facility closure costs.

Years Ended December 31,
(In millions of US dollars, except per share amounts)


As Reported                                       2004        2003        2002
__________________________________________    ________    ________    ________
                                                     $           $           $
Sales                                            692.4       621.3       601.6
Cost of sales                                    549.2       482.4       475.4
__________________________________________    ________    ________    ________
Gross Profit                                     143.2       138.9       126.2

Selling, general and administrative expenses      94.2        89.9        85.3
Stock-based compensation expense                   1.0         0.1
Impairment of goodwill                                                    70.0
Research and development                           4.2         3.3         3.2
Financial expenses                                24.3        28.5        32.8
Refinancing expense                               30.4
Manufacturing facility closure costs               7.4         3.0         2.1
__________________________________________    ________    ________    ________
                                                 161.5       124.8       193.4

Earnings (loss) before income taxes              (18.3)       14.1       (67.2)
Income taxes (recovery)                          (29.7)       (4.1)      (12.7)
__________________________________________    ________    ________    ________
Net earnings (loss)                               11.4        18.2       (54.5)
__________________________________________    ________    ________    ________
Earnings (loss) per share - As Reported           2004        2003        2002
__________________________________________    ________    ________    ________
Basic                                             0.28        0.51        (1.66)
Diluted                                           0.27        0.50        (1.66)


Adjustments for non-recurring items               2004        2003        2002
___________________________________________   ________    ________    ________
Impairment of Goodwill                                                    70.0
Refinancing Expense                              30.4


Adjustments for Manufacturing                     2004        2003        2002
___________________________________________   ________    ________    ________
Facility Closure Costs                            7.4         3.0          2.1
___________________________________________   ________    ________    ________


ADJUSTED CONSOLIDATED EARNINGS

Adjustments for non-recurring items and manufacturing facility closure costs.

Years Ended December 31,
(In millions of US dollars, except per share amounts)

As Adjusted                                       2004        2003        2002
__________________________________________    ________    ________    ________
                                                     $           $           $
Sales                                            692.4       621.3       601.6
Cost of sales                                    549.2       482.4       475.4
__________________________________________    ________    ________    ________
Gross Profit                                     143.2       138.9       126.2

Selling, general and administrative expenses      94.2        89.9        85.3
Stock-based compensation expense                   1.0         0.1
Research and development                           4.2         3.3         3.2
Financial expenses                                24.3        28.5        32.8
__________________________________________    ________    ________    ________
                                                 123.7       121.8       121.3

Earnings before income taxes                      19.5        17.1         4.9
Income taxes (recovery)                          (16.5)       (3.0)       (5.2)
__________________________________________    ________    ________    ________
Net earnings                                      36.0        20.1        10.1
__________________________________________    ________    ________    ________

Earnings per share - As Adjusted                  2004        2003        2002
__________________________________________    ________    ________    ________
Basic                                             0.87         .56        0.31
Diluted                                           0.87         .56        0.31


Note: These tables reconcile consolidated earnings as reported in the accompanying consolidated financial statements to adjusted consolidated earnings after the elimination of non-recurring items and manufacturing facility closure costs. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Our Business
Intertape Polymer Group Inc. ("IPG" or the "Company") was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. IPG develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. Our products include carton sealing tapes, including Intertape (R) pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm (R) shrink film; Stretchflex (R) stretch wrap; engineered fabric products; and flexible intermediate bulk containers. We design our specialty packaging products for aerospace, automotive and industrial applications. Our specialty packaging products are sold to a broad range of industrial and specialty distributors, retail stores and large end-users in diverse markets.

During 2004, the Company completed several initiatives designed to improve its competitiveness in the marketplace, expand its customer base, provide needed flexibility for future growth and enhance its earning power. Additionally, simultaneously with accomplishing these initiatives, the Company proactively addressed a rapidly rising raw material cost environment with multiple sales price increases beginning in the second quarter of the year.

Refinancing
In the third quarter of 2004, the Company successfully refinanced substantially all of its bank indebtedness and long-term debt. We believe the refinancing will benefit the Company through lower interest costs of approximately $7.0 million annually, increased working capital flexibility and a schedule of principal repayments that provides greater opportunity for reinvestment in the business over the next several years.

Facility Rationalizations
Over the last three years, the Company has invested approximately $43.1 million in capital expenditures principally to purchase more efficient production equipment and to expand information systems capabilities. One of the benefits of these investments has been the ability to reduce the number of production and distribution facilities, while maintaining existing capacities. In the fourth quarter of 2004, as part of the Company's ongoing review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities, one in Cumming, Georgia and the second in Montreal, Quebec, as well as the closure of its distribution center in Cumming, Georgia.

The one-time costs associated with these 2004 closures are estimated to total $8.7 million, of which, $7.4 million was incurred in the fourth quarter of 2004 and the balance will be incurred in 2005. These closures are expected to save the Company approximately $6.3 million in annualized operating costs with the cost savings beginning in the first quarter of 2005 and the full impact, on an annualized, basis expected to be realized starting in the third quarter of 2005.

In January 2004, the Company opened its newly constructed Regional Distribution Center (RDC) in Danville, Virginia, replacing three existing RDCs. This consolidation has reduced transactional costs. It also provides the Company with the means to maximize the benefits of its information systems which are designed to improve customer service levels and further reduce transactional costs.

Acquisition
In February 2004, the Company completed the purchase for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. (tesa). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa. The production of the acquired business was integrated into the Company's Columbia, South Carolina manufacturing facility. This acquisition provided the Company's retail business with access to several large retail chains not previously serviced by the Company.

Raw Material Costs and Sales Prices
The Company, along with the industry, experienced rising raw material costs throughout 2004. Market pressures and the normal time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices prevented the Company from achieving meaningful sales price increases until the second quarter of the year. During the last three quarters of 2004 and the first quarter of 2005, the Company has been able to realize significant price increases.

Results of Operations
Our consolidated financial statements are prepared in accordance with Canadian GAAP with US dollars as the reporting currency. Note 22 to the consolidated financial statements provides a summary of significant differences between Canadian GAAP and US GAAP.

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2004. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, can be found in the tables appearing on pages 8 and 9 hereof.

Included in this MD&A are references to events and circumstances which have influenced the Company's quarterly operating results presented in the table of Consolidated Quarterly Statements Of Earnings appearing on page 7a hereof. As discussed in the "Sales" and "Gross Profit and Gross Margin" sections, the Company's quarterly sales and gross profits are largely influenced by the timing of raw material cost increases and the Company's ability or inability to pass the increases through to customers in the form of higher unit selling prices. While the actual amounts increase, selling, general and administrative expenses are relatively constant or decline as a percentage of sales, with the exception of the fourth quarter of 2003 which is discussed in detail in the "Selling, General and Administrative Expenses" section hereof.

IPG's quarterly financial expenses through the second quarter of 2004 were most significantly influenced by the levels of Company bank indebtedness and long-term debt. The debt reductions occurring at the end of the first quarter of 2002 and the third quarter of 2003 were as a result of two separate common stock equity offerings as discussed in the section titled "Capital Stock", and have had a significant impact on quarterly financial expenses. Regular scheduled debt repayments also decreased quarterly financial expenses
during 2002, 2003 and the first half of 2004.   In the third quarter of
2004, the Company refinanced substantially all of its bank indebtedness and long-term debt. Despite increasing the overall level of debt, in order to pay for the refinancing, lower interest rates on the new borrowings have reduced third quarter and fourth quarter financial expenses from prior levels (excluding the one-time cost of the refinancing of approximately $30.4 million). Of the $325.0 million borrowed during the refinancing, $200.0 million was floating rate debt and, accordingly, future levels of financial expense will fluctuate with interest rates.

Sales
IPG's consolidated sales increased by 11.4% for the year 2004 to $692.4 from $621.3 million for the year 2003 and 3.3% to $621.3 million for the year 2003 from $601.6 million in 2002. The sales increase for 2004 includes the sales associated with the February 2004 tesa acquisition as well as the full year effect of the June 2003 acquisition of the remaining 50% interest in Fibope Portuguesa Filmes Biorientados, S.A. ("Fibope"). Fluctuating foreign exchange rates did not have a significant impact on the Company's 2004 or 2003 sales.

In 2004, the Company had a sales volume increase of approximately 2.9%, excluding the volume increase associated with the tesa acquisition. The fourth quarter 2004 sales volume increase, on the same basis, was slightly less than the annual rate of increase. Like several of its competitors in the North American packaging industry, the Company experienced a sales volume decline during the first half of 2003 as compared to the same period in 2002. The Company recovered most of this decline during the fourth quarter of 2003. The sales volume increase seen in the fourth quarter of 2003 was primarily attributable to the Company's RDC strategy, the breadth of the product offering, improved customer service and an improving economic environment.

In response to rising raw material costs, the Company instituted substantial selling price increases beginning in the second quarter of 2004. The rate of selling price increases accelerated throughout the year. Selling prices for most of the Company's product lines increased in 2003 after several years of selling price declines. Selling prices declined in the first part of 2002, continuing a trend from 2001. The selling price declines tracked the steady decline in raw material costs during those periods.

The Company anticipates continued revenue growth in 2005, as a result of continued sales volume growth and higher average selling prices.

Gross Profit and Gross Margin

Gross profit totaled $143.2 million in 2004, an increase of 3.1% from 2003.
 Gross profit was $138.9 million in 2003, up 10.1% from 2002. Gross profit represented 20.7% of sales in 2004, 22.4% in 2003, and 21.0% in 2002.

"Value-added" is used by the Company to mean the difference between material costs and selling prices, expressed as a percentage of sales. Historically, the Company has been able to maintain value-added percentages within a narrow range of less than 0.75% because it passes on raw materials cost increases to the customer. During 2002, this situation changed as a direct result of a timing lag between raw material cost increases and full implementation of selling price increases, due to continued economic uncertainty. Although, raw material costs continued to increase throughout 2003, the Company's successful implementation of a series of unit selling price increases resulted in improved gross margins.

During 2004, the dollar impact of raw material cost increases grew substantially. While the Company was able to raise its selling prices, the magnitude of the cost and selling price increases altered the historical relationship between material costs and selling prices. The result was a decline in IPG's gross margin from 22.4% in 2003 to 20.7% in 2004. Additionally, the gross margin in the fourth quarter of 2004 declined to 19.9% from 20.9% in the third quarter of 2004. This margin decline is attributable to the fact that the substantial fourth quarter unit sales price increases contributed only a modest amount of gross profit. Most of the unit sales price increases in the fourth quarter of 2004 went towards recovery of rising raw materials costs. Cost reduction programs announced late in 2002 favorably impacted gross margins for both 2002 and 2003 and mitigated the decline in gross margins for 2004.

During 2002, the Company announced a three-year, $17.5 million cost reduction program. Cost reductions of $5.5 million and $6.0 million were achieved in 2002 and 2003 respectively. The balance of the cost reductions under the program was exceeded in 2004, in part due to the closure of the Company's Green Bay manufacturing facility at the end of 2003, which provided $1.6 million in additional manufacturing cost reductions in 2004, over and above the $6.0 million for 2004 expected from the original cost reduction program. The Company believes it will realize further cost reductions in 2005 as a result of its ongoing facility rationalization process and productivity improvement programs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") for the year ended December 31, 2004 totaled $94.2 million, an increase of $4.3 million from the $89.9 million incurred for the year ended December 31, 2003. The 2003 SG&A expenses were up $4.6 million from $85.3 million in 2002. As a percentage of sales, SG&A expenses were 13.6% 14.5%, and 14.2% for 2004, 2003 and 2002 respectively. Much of the increase for 2004 and 2003 relates to higher unit sales within the Company's retail distribution channel, which carries a larger selling structure than other sales channels.

Of the 2003 increase of $4.6 million in SG&A costs, approximately $2.6 million was incurred during the fourth quarter. An amount of $2.2 million of this increase was attributable to items such as higher promotional incentives and a customer bankruptcy.

Stock-Based Compensation

In the fourth quarter of 2003, the Company early adopted the fair value method of accounting for stock options and recorded an expense of approximately $0.1 million for the stock options granted to employees during calendar 2003. For 2004, the Company recorded approximately $1.0 million in stock-based compensation expense related to options granted to employees during 2003 and 2004.

Operating Profit

This discussion presents the Company's operating profit and adjusted operating profit for 2004, 2003 and 2002. Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Because "operating profit" and "adjusted operating profit" are non-GAAP financial measures, companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation.

OPERATING PROFIT RECONCILIATION
(In millions of US dollars)

                                      2004     2003         2002
                                         $        $            $
Gross Profit                         143.2    138.9        126.2
Less: SG&A Expense                    94.2     89.9         85.3
Less: Stock-Based Compensation         1.0      0.1
                                     _____    _____        _____
Operating Profit                      48.0     48.9         40.9

Operating profit for 2004 amounted to $48.0 million compared to $48.9 million for 2003 and $40.9 million for 2002. Operating profits have fluctuated for a number of reasons. For 2004, the gross profit increase was offset by the increase in SG&A expense. The increase in stock-based compensation expense for 2004 compared to 2003 resulted in the decline in operating profit between 2003 and 2004. Despite the increase in SG&A expenses discussed above, operating profits for 2003 rose due to the $12.7 million increase in gross profit during that year.

The Company's operating profit for the fourth quarter of 2004 was $9.9 million compared to $9.7 million for the fourth quarter of 2003. Most of the improvement in operating profits was the result of the higher gross profits achieved in 2004. The improved gross profits were the result of the Company being able to increase sales prices in the fourth quarter of 2004 to levels exceeding the raw material cost increases for the quarter.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA"), which are equivalent to the applicable US standards, the Company performs an annual goodwill impairment test as at December 31.
For the purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was a single reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization ("EBITDA"), and with historical transactions where appropriate. From these approaches, the fair market value was determined. For 2002, an impairment was charged to operating expenses of $70.0 million. This impairment related to goodwill from the acquisition activity of the Company during the period from 1996 through 2000 in light of 2002 economic and market conditions. There was no goodwill impairment charge incurred for 2003 or 2004.

Research and Development

R&D remains an important function within the Company. Taken as a percentage of sales, R&D was 0.6% for 2004 and 0.5% for both 2003 and 2002. The increase in R&D expenditures for 2004 is the result of the benefit of larger research and development tax credits recognized in 2003 and 2002 as compared to 2004. The Company continues to focus its R&D efforts on new products, new technology developments, new product processes and formulations.

EBITDA

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.
The Company defines EBITDA as net income (loss) before (i) income taxes;
(ii) financial expenses, net of amortization; (iii) refinancing expense;
(iv) amortization of other intangibles and capitalized software costs; and
(v) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closure costs and goodwill impairment. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company's lenders in evaluating the Company's performance.

EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(In millions of US dollars)

                                        2004        2003            2002
                                           $           $               $
Net Earnings (loss) - As Reported       11.4        18.2           (54.5)
Add Back:
Financial Expenses, net of amortization 23.0        26.7            31.4
Refinancing Expense                     30.4
Income Taxes                           (29.7)       (4.1)          (12.8)
Depreciation & Amortization             29.9        29.4            28.7
EBITDA                                  65.0        70.2            (7.2)
Manufacturing facility closure costs     7.4         3.0             2.1
Goodwill Impairment                                                 70.0
Adjusted EBITDA                         72.4        73.2            64.9

EBITDA was $65.0 million for 2004, $70.2 million for 2003, and ($7.1) million for 2002. Adjusted EBITDA was $72.4 million, $73.2 million, and $64.9 million for the years 2004, 2003 and 2002 respectively.

The Company's EBITDA for the fourth quarter of 2004 was $9.1 million compared to $14.6 million for the fourth quarter of 2003. The Adjusted EBITDA was $16.5 million in the fourth quarter of 2004 as compared to $17.6 million in the fourth quarter of 2003.

Financial Expenses

Financial expenses decreased 15.0% to $24.3 million for 2004 as compared to $28.5 million for 2003. Financial expenses for 2003 decreased 13.0% to $28.5 million as compared to $32.8 million in 2002.

Financial expense for 2004 reflects the full year benefit of the debt reduction that occurred at the end of September 2003 (a debt reduction funded through the raising of equity capital), as well as the third quarter 2004 refinancing of substantially all of the Company's bank indebtedness and long-term debt. Financial expenses for 2003 and 2002 reflected the concerted effort the Company placed on managing the balance sheet, generating cash and reducing debt and raising additional equity capital.

Financial expense for the fourth quarter of 2004 totaled $4.3 million, a 23.0% decrease compared to $5.6 million for the fourth quarter of 2003. The decrease is principally because of the lower interest rates resulting from the third quarter 2004 refinancing.

Refinancing Expense

On July 28, 2004, the Company completed the offering of $125.0 million of senior subordinated notes. On August 4, 2004 the Company borrowed the $200.0 million term loan portion of a new $275.0 million senior secured credit facility. The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and general corporate purposes.

In the third quarter of 2004, the Company recorded a one-time pretax charge of approximately $30.4 million ($19.9 million net of related tax benefits) associated with the refinancing transaction.

Income Taxes

In the past three years, the Company's statutory income tax rate has been impacted primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance. In addition, in 2002, the statutory income tax rate was impacted by the non-taxable portion of the charge for goodwill impairment.

As at December 31, 2004, the Company had approximately $55.7 million in Canadian operating loss carry-forwards for tax purposes expiring from 2007 through 2014, and $175.5 million in US federal and state operating losses for tax purposes expiring from 2010 through 2024. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2004, as a result of the reversal of existing taxable temporary differences. Based on management's assessment, a $16.5 million valuation allowance was established as at December 31, 2004, which is $14.6 million lower than the allowance established as at December 31, 2003.

Net Earnings - Canadian and US GAAP

For 2004, the Company posted net earnings of $11.4 million as compared to $18.2 million in 2003 and a loss of $54.5 million in 2002.

Adjusted net earnings (see table on page 9) amounted to $36.0 million for 2004, $20.1 million for 2003 and $10.1 million for 2002. The Company believes adjusted net earnings provide a better comparison of results for the periods presented because it does not take into account non-recurring items and manufacturing facility closure costs in each period.

The Company had net earnings of $17.7 million for the fourth quarter of 2004 as compared to net earnings for the fourth quarter of 2003 totaling
$5.2 million. The substantial increase in fourth quarter 2004 earnings was due to a tax asset valuation adjustment that contributed most of a $20.4 million income tax benefit. On a pretax basis for the fourth quarter of 2004, the Company had a loss of $2.8 million compared to a profit of $0.9 for the fourth quarter of 2003 income. This pretax decrease in profits was due to the larger facility closure costs reported in 2004 compared to 2003. Excluding plant facility closure costs, pretax profits for the fourth quarter of 2004 grew to $4.6 million from $3.9 million in 2003. The Company's net earnings for the fourth quarter of 2003 were $5.2 million compared to a net loss of $58.8 million in the fourth quarter of 2002. The fourth quarter of 2002 included a charge for goodwill impairment of $63.3 million net of income tax benefit. The fourth quarter of 2002 net earnings excluding the impairment charge was $4.5 million. The higher earnings for the fourth quarter of 2003 was the net result of improved gross margins, reduced financial expenses, increased plant facility closure costs and a lower income tax benefit as compared to the fourth quarter of 2002.

Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported had the financial statements been prepared under US GAAP, except for the effect of variable accounting, which would result in an increase in net earnings of approximately $1.4 million in 2004 (reduction of $1.7 million in 2003 and nil in 2002). Consequently, in accordance with US GAAP, net earnings in 2004 would be approximately $12.7 million ($16.5 million in 2003 and a net loss of $54.5 million in 2002). For further details, see Note 22a to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

Earnings Per Share - Canadian and US GAAP

Basic and diluted net earnings per share in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the financial statements been prepared under US GAAP, except for the impact of variable accounting previously discussed under the caption "Net earnings - Canadian and US GAAP". Consequently, in accordance with US GAAP, basic and diluted net earnings per share would be $0.31 in 2004 ($0.46 in 2003 and a net loss per share of $1.66 in 2002).

The Company reported earnings per share of $0.28 basic and $0.27 diluted for 2004 as compared to earnings per share of $0.51 basic and $0.50 diluted for 2003. In 2002, the Company reported a loss per share of $1.66, basic and diluted. The weighted-average number of common shares outstanding for the purpose of the basic EPS calculation was 41.2 million for 2004 (41.4 million diluted), 36.0 million (36.1 million diluted) for 2003 and 32.8 million basic and diluted for 2002. The increases in the weighted-average number of shares outstanding in 2003 and 2002 were primarily due to the equity offerings during each fiscal period and the issuance of shares in June 2003 to acquire the remaining 50% common equity interest in Fibope. The increase in the weighted-average number of shares outstanding in 2004 is due to the full year effect of the September 2003 equity offering and the June 2003 Fibope acquisition.

The adjusted EPS (see table on page 9) for 2004 was $0.87 basic and diluted, compared to $0.56 basic and diluted for 2003, and to $0.31 basic and diluted for 2002.

Off-Balance Sheet Arrangements and Related Party Transactions

The Company maintains no off-balance sheet arrangements and is not a party to related party transactions.

Liquidity and Capital Resources

Cash Flow

In 2004, the Company used cash of $4.1 million in operating activities. In 2003 and 2002, the Company generated cash flow from operating activities of $40.4 million and $35.2 million, respectively. In the fourth quarter of 2004, the Company generated $1.7 million cash flow from operating activities compared to $9.2 million for the fourth quarter of 2003.

Cash from operations before changes in non-cash working capital items decreased in 2004 by $10.4 million to $27.7 million from $38.1 million in 2003. In 2003, cash from operations before changes in non-cash working capital items increased by $7.8 million to $38.1 million from $30.3 million in 2002. The increases in 2003 and 2002 reflect improved profitability.
The decrease in 2004 is primarily the result of a $21.9 million make-whole payment to the Company's previous noteholders in the third quarter which was incurred as part of the refinancing. Excluding this item, cash from operations before changes in non-cash working capital items was $49.6 million, an $11.5 million increase over 2003. For the fourth quarter of 2004, cash from operations before changes in non-cash working capital was $10.2 million compared to $4.7 million in the fourth quarter of 2003. The improvement in 2004 is the result of a $3.0 million non-cash deduction in 2003 and lower cash income taxes in the fourth quarter of 2004 compared to the fourth quarter of 2003.

In 2004, non-cash working capital items used $31.8 million in net cash flow, of which $8.5 million was used in the fourth quarter. An increase in trade and other receivables of $12.7 million and an increase in inventories of $20.1 million accounted for the use of working capital. Rapidly rising raw material costs over the course of the year consumed cash in the form of higher inventory investments. Also impacting inventories was the Company's practice of pre-buying raw materials in anticipation of future raw material costs increases. The tesa acquisition in February 2004 increased working capital requirements for inventories and trade accounts receivable to accommodate the acquired customers. Increases in unit sales prices also increased the balance of trade accounts receivable owed by customers. The fourth quarter 2004 non-cash working capital use was primarily the result of higher raw material costs included in inventories, the build-up of inventories to facilitate the Montreal, Quebec and Cumming, Georgia plant closures at year-end and normal prepayments in connection with insurance renewals. The increases were mitigated by a reduction in trade accounts receivable during the fourth quarter of 2004. The reduction in trade accounts receivable, similar to the one in the fourth quarter of 2003 is due to the timing of customer orders and shipments in advance of the holiday season.

In 2003, non-cash working capital items generated $2.3 million additional net cash flow. This was driven by an increase in trade payables of $10.5 million less an increase in trade and other receivables of $2.4 million and an increase in inventories of $5.1 million. The increase in inventories was a result of several factors. Firstly, there was a need to increase finished goods inventory in the water activated product line to accommodate the closure of the Green Bay facility at the end of December and insure a smooth transition for IPG's customers. Secondly, masking and duct tape inventories were increased in order to facilitate the February 2004 transfer of customers from tesa to IPG. Lastly, certain finished goods inventories were increased to facilitate the consolidation of three RDC's into the new RDC located in Danville, Virginia which opened in late January 2004.

In 2002, non-cash working capital items generated additional net cash flow of approximately $5.0 million. This was in part due to a $5.7 million decrease in receivables, which was largely attributable to a decrease in rebates owed to us. We also reduced our investment in inventories by $9.9 million due to the reduction attributable to the implementation of the RDC strategy and the warehouse management system, which resulted in better supply chain management practices. The cash flow generated by changes in these items was partly offset by a decrease of $11.4 million in accounts payable.

Cash flow used in investing activities was $37.6 million for 2004 as compared to $20.6 million for 2003 and $16.9 million for 2002. These investing activities include a net increase in property, plant and equipment of $18.4 million for 2004, $13.0 million for 2003 and $11.7 million for 2002. In the first quarter of 2004, the Company purchased the duct and masking tape operations of tesa for $5.5 million. In addition, goodwill increased $6.2 million in 2003 as a result of the payment of an additional amount related to a prior acquisition. Other assets increased $13.2 million during 2004, $1.4 million during 2003 and $5.2 million in 2002. The increase in 2004 includes $10.5 million incurred for debt issuance costs associated with the refinancing. Cash flow used in investing activities was $6.7 million for the fourth quarter of 2004 compared to $4.0 million for the fourth quarter of 2003, an increase of $2.2 million. Most of the increase was due to increased spending on capital assets in 2004 compared to 2003.

Cash flow provided by financing activities totaled $63.2 million in 2004 and cash flow used in financing activities amounted to $16.4 million in 2003 and $20.0 million in 2002. During the third quarter of 2004, the Company borrowed $325.0 million to refinance substantially all of its bank indebtedness and long-term debt. During 2004, the Company issued approximately 345,000 shares for consideration of $2.7 million to fund its contributions to various pension funds and for the exercise of employees' stock options. During 2003, the Company issued 5,750,000 shares from treasury for consideration of $41.3 million. The proceeds were used to pay down short-term bank indebtedness under the line of credit and retire long-term debt. The Company also issued approximately 343,000 shares for consideration of $2.4 million to fund its contributions to various pension funds and for the exercise of employees' stock options. The Company retired long-term debt in the amount of $64.3 million in 2003 utilizing a combination of net cash flows from operations, the proceeds from the equity offering and increased borrowings under the line of credit. During 2002, the Company reduced bank debt by approximately $45.9 million and the amount due to the senior secured noteholders by

$24.4 million. In 2002, the Company also issued 5,100,000 common shares from treasury for consideration of $47.7 million, which was used to reduce long-term and short-term debt and approximately 215,000 common shares for consideration of $2.0 million to partially fund its contribution to various pension funds and for the exercise of employee stock options.

In 2003, the Company entered into a twenty-year capital lease for its RDC in
 Danville, Virginia. The lease commenced in January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the December 31, 2004 consolidated balance sheet as an increase in property, plant and equipment and long-term debt.

Liquidity

As at December 31, 2004, working capital stood at $150.1 million as compared to $68.7 million as at December 31, 2003. The increase of $81.4 million is due to the increase in receivables and inventories previously discussed, cash on hand of $21.9 million and a $27.8 million reduction in bank indebtedness and the current portion of long-term debt due to the refinancing. The refinancing substantially reduced the Company's principal debt repayments until 2010 and also provided additional cash for general corporate purposes. The Company believes that it has sufficient working capital to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

Quick assets, which are the total current assets excluding prepaid expenses and future income taxes, increased by $57.4 million during 2004 and $14.5 million during 2003 after declining by $12.7 million in 2002. The 2004 increase was primarily due to the increased cash provided by the refinancing, the increases in trade receivables resulting from higher sales volume and increased inventories due to higher raw material costs and pre-buying. The 2003 increase was driven by the above described need to increase certain finished goods inventories and an increase in trade receivables as a result of higher sales volumes. The 2002 reduction was brought about by the reduction in receivables and improved inventory control.

The Company's cash liquidity is influenced by several factors, the most significant of which is the Company's level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company's interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. The Company does not expect these higher inventory investments to continue indefinitely, but until the circumstances reverse themselves, the Company believes it has adequate cash and credit availability to support these strategies.

Days outstanding in trade receivables were 53.6 days at the end of 2004 as compared to 52.5 days at the end of 2003 and 52.3 days at the end of 2002. Due to the rising raw material costs and the pre-buying of raw materials, inventory turnover (cost of sales divided by inventories) slipped to 6.1 times in 2004 compared to 6.9 times in 2003 and 7.8 times in 2002.

Currency Risk

The Company is subject to currency risk through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

Capital Expenditures

Total property, plant and equipment expenditures were $18.4 million, $13.0 million and $11.7 million for the years 2004, 2003 and 2002 respectively.

In recent years, property, plant and equipment expenditures have been maintained at lower than historical levels. Fewer capital projects have been undertaken as the Company has been working to reduce its debt. Recent spending has been concentrated on machine efficiency projects and improvement of management information systems. Some of this investment has been in support of the Company's facility rationalization efforts.

Management is projecting property, plant and equipment expenditures of $23.0 million to $27.0 million for the year 2005. The refinancing in the third quarter of 2004 has positioned the Company to increase its capital investment for further growth and productivity. Based on current volume and anticipated market demand the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure. In addition, management believes the Company is now positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings or expand geographically.

Bank Indebtedness and Credit Facilities

The Company has a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. As at the end of 2004, the Company had not drawn on these facilities except for $3.8 million in outstanding letters of credit. The facilities are part of a $275.0 million Senior Secured Credit Facility described below, entered into on July 28, 2004. The Senior Secured Credit Facility, along with the issuance of new Senior Subordinated Notes also described below, allowed the Company to refinance substantially all of its bank indebtedness and long-term debt including its previously existing $50.0 million revolving line of credit. As at December 31 2003, $31.1 million of this prior line of credit was utilized, compared to $26.8 million utilized as at December 31, 2002. As at December 31, 2003, the credit facility availability was $18.9 million as compared to $23.2 million as at the December 31, 2002. When combined with on-hand cash and cash equivalents and temporary investments, the Company had total cash and credit availability , subject to covenant restrictions, of $93.6 million as at December 31, 2004, $32.6 million as at December 31, 2003 and $38.6 million as at December 31, 2002.

Long-Term Debt

On July 28, 2004, the Company completed the offering of $125.0 million of Senior Subordinated Notes due 2014. On August 4, 2004, initial funding under the Company's new $275.0 million Senior Secured Credit Facility occurred, consisting of a $200.0 million term loan and a total of $75.0 million in revolving credit facilities. The proceeds from the refinancing were used to repay the Company's then existing bank credit facility, redeem all three series of its then existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

The Senior Secured Credit Facility is guaranteed by the Company and substantially all of its subsidiaries and is secured by a first priority perfected security interest in substantially all tangible and intangible assets owned by the Company and substantially all of its subsidiaries, subject to certain customary exceptions.

The Company reduced indebtedness associated with long-term debt instruments by $50.2 million during 2002 and a further $64.3 million during 2003. In
2004, the Company's non-current long-term debt increased by $96.0 million however, due to the refinancing, it is at a reduced cost to the Company. A portion of the Company's increase in indebtedness in 2004 is also attributable to the capital lease for the new RDC in Danville, Virginia, and the reclassification of short-term debt to long-term debt as a result of the refinancing.

Tabular Disclosure of Contractual Obligations

Our principal contractual obligations and commercial commitments relate to our outstanding debt and our operating lease obligations. The following table summarizes these obligations as of December 31, 2004:


Contractual Obligations                      Payment Due by Period
(in millions of U.S. Dollars)
                                       Total   Less
                                               than     1-3      4-5     After
                                              1 year   years	years   5 years
Long-Term Debt                         327.0    2.9      5.1     4.3     314.7
Capital (Finance) Lease Obligations     11.3    0.6      1.1     1.2       8.4
Operating Lease Obligations             15.6    4.9      5.9     3.5       1.3
Purchase Obligations                    ---     ---      ---     ---       ---
Other Long-Term Liabilities Reflected
  on Balance Sheet under GAAP of the
  primary financial statements          ---     ---      ---     ---       ---
Total                                  353.9    8.4     12.1     9.0     324.4


IPG anticipates that funds generated by its operations and funds available to it under its new Senior Secured Credit Facility will be sufficient to meet working capital requirements and anticipated obligations under its new Senior Secured Credit Facility and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. The Company has experienced, and expects to continue to experience in the future, fluctuations in its quarterly results of operations. IPG's ability to make scheduled payments of principal or interest on, or to make other payments on and refinance, its indebtedness, or to fund planned capital expenditures and existing capital commitments, will depend on IPG's future performance, which is subject to general economic conditions, a competitive environment and other factors, a number of which are outside of the Company's control.

The credit agreement governing the Senior Secured Credit Facility and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limit the Company's ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under its new Senior Secured Credit Facility, the Company is required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio. The company was in compliance with its financial covenants as at December 31, 2004.

Capital Stock

As at March 11, 2005 there were 41,236,961 common shares of the Company outstanding.

In 2004, 2003, and 2002, employees exercised stock options worth $1.0 million, $0.7 million and $0.3 million respectively. Further, in each of 2004, 2003 and 2002, $1.7 million worth of shares were issued in relation to funding the Company's US employee stock ownership retirement savings plan.

During November 2004, the Company announced that it had registered a Normal Course Issuer Bid (NCIB) in Canada, under which the Company is authorized to repurchase up to 5.0% of its outstanding common shares. In the fourth quarter of 2004, there were 53,200 shares purchased for cancellation at a cost to the Company of $0.4 million. There were no shares purchased for cancellation during either 2002 or 2003.

In the third quarter of 2003, the Company issued 5,750,000 common shares at a price of CA$10.00 per share (US$7.18 per share after issue costs) for a cash infusion of US$41.3 million net of issue costs. In the first quarter of 2002, the Company issued 5,100,000 common shares at a price of CA$15.50 per share (US$9.35 per share after issue costs) providing the Company with cash of US$47.7 million net of issue costs. The proceeds from the stock issues were used to reduce short-term bank indebtedness, repay long-term bank indebtedness and repay principal amounts under the Company's then existing notes.

During 2003, in a transaction valued at $7.2 million, 1,030,767 common shares were issued to acquire the remaining 50% common equity interest of Fibope.

As part of the purchase price for the acquisition of Central Products Company in 1999, the Company issued 300,000 share purchase warrants effective through August 9, 2004 that permitted the holder to purchase common shares of the Company at a price of $29.50 per share. On December 29, 2003, the warrants were cancelled as a result of settling a claim with the holders of the warrants. The recorded value of the warrants has been reclassified to contributed surplus.

Accumulated currency translation adjustments increased $15.4 million during 2003, from $3.8 million as at December 31, 2002 to $19.2 million as at December 31, 2003. In 2004, the increase was $12.0 million from $19.2 million as at December 31, 2003 to $31.2 million as at December 31, 2004. The increases in both years were due to the strengthening of the Canadian dollar and Euro relative to the US dollar.

Business Acquisitions

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa. At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition.

During 2003, the Company acquired the remaining 50% common equity interest in Fibope, a manufacturer and distributor of film products in Portugal. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.
The Company acquired this interest in order to provide a viable platform from which to introduce products made in its various North American facilities into the European markets. The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

Pension and Post-Retirement Benefit Plans

IPG's pension benefit plans are currently showing an unfunded deficit of $10.5 million at the end of 2004 as compared to $9.9 million at the end of 2003. For 2004, the Company contributed $2.3 million to the plans. For 2003, the Company contributed $3.8 million to the plans and for 2002 the Company contributed $1.0 million to the plans. The Company expects to meet its pension benefit plan funding obligations in 2005 through cash flows from operations. The Company may need to divert some of its resources in the future in order to resolve this funding deficit.

Dividend on Common Shares

No dividends were declared on the Company's stock in 2004, 2003 or 2002.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which management believes may not be fully recoverable combined with an overall reserve reflective of the Company's historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Changes in Accounting Policies

Stock-based compensation

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") revised the transitional provisions for Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, for voluntary adoption of the fair value based method of accounting for stock options granted to employees which previously had not been accounted for at fair value to provide the same alternative methods of transition as are provided under US GAAP. These provisions could have been applied retroactively or prospectively. However, the prospective application was only available to enterprises that elected to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004.

Effective January 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock options as provided for under revised transitional provisions. Accordingly, the Company has recorded an expense of approximately $1.0 million and $0.1 million for the stock options granted to employees during the years ended December 31, 2004 and 2003 respectively. Prior to 2003, the Company provided in its consolidated financial statements pro forma disclosures of net earnings and net earnings per share information as if the fair value based method of accounting had been applied and no compensation expense was recognized when stock options were granted.

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures were effective for periods ending on or after that date. As at June 30, 2004, the Company adopted the new disclosure requirements of
Section 3461 and provided the additional disclosures of the defined benefit pension plans and other employee future benefit plans in Note 20.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted, on a prospective basis, the new recommendations of CICA Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value. This change in accounting policy did not result in any adjustment to the carrying value of the Company's property, plant and equipment.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations which replaces the limited guidance on future removal and site restoration costs previously provided in Section 3061, Property, Plant and Equipment. It establishes standards for recognition, measurement and disclosure of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred, when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The Company adopted Section 3110 prospectively on January 1, 2004 and the application of this standard did not have a material impact on either results of operations for the year ended December 31, 2004 or on the financial position as at December 31, 2004.

Impact of Accounting Pronouncements Not Yet Implemented

In January 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities ("AcG-15") which harmonizes Canadian GAAP with the US Financial Accounting Standards Board ("FASB") Interpretation No. 46. This Guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In November 2004, the FASB issued SFAS 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter
4 Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of so abnormal: as stated in ARB No. 43. The proposed statement would also require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

December 2004, the FASB issued SFAS 153, Exchange of Non-monetary Assets -
An Amendment of APB Opinion No. 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 26, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition.

Disclosure Required by the NYSE

A summary of the significant ways that the governance of the Company differs from that of a US listed company is available on the Company's website at www.intertapepolymer.com under "Investor Relations".

Additional Information

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the Audit Committee meets periodically with external auditors to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton LLP appointed by the shareholders at the Annual and Special Meeting on June 2, 2004, have audited the Company's consolidated financial statements and their report indicating the scope of their audit and their opinion on the consolidated financial statements follows.

Sarasota/Bradenton, Florida and Montreal, Canada
February 28, 2005

/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer

/s/ Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer and Secretary

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.
We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/Raymond Chabot Grant Thornton LLP
Chartered Accountants
Montreal, Canada
February 28, 2005

COMMENTS BY AUDITORS

FOR AMERICAN READERS ON CANADA-US REPORTING DIFFERENCES
INTERTAPE POLYMER GROUP INC.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 28, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/Raymond Chabot Grant Thornton LLP
Chartered Accountants
Montreal, Canada
February 28, 2005

CONSOLIDATED EARNINGS
Years Ended December 31,
(in thousands of US dollars, except per share amounts)

                                             2004            2003          2002
                                      ___________      __________     _________
                                                $               $             $
Sales                                     692,449         621,321       601,575
Cost of sales                             549,252         482,423       475,430
                                      ___________      __________     _________
Gross profit                              143,197         138,898       126,145
                                      ___________      __________     _________
Selling, general and administrative
  expense                                  94,226          89,917        85,324
Impairment of goodwill (Note 14)                                         70,000
Research and development                    4,233           3,272         3,169
Financial expenses (Note 5)                24,253          28,521        32,773
Refinancing expense (Note 15)              30,444
Manufacturing facility closure costs
  (Note 4)                                  7,386           3,005         2,100
                                      ___________      __________     _________
                                          161,588         124,845       193,366
                                      ___________      __________     _________
Earnings (loss) before income taxes       (18,391)         14,053       (67,221)
Income taxes (recovery)(Note 6)           (29,749)         (4,125)      (12,767)
                                      ___________      __________     _________
Net earnings (loss)                        11,358          18,178       (54,454)
                                      ___________      __________     _________
Earnings (loss) per share (Note 7)
Basic                                        0.28            0.51         (1.66)
                                      ___________      __________     _________
Diluted                                      0.27            0.50         (1.66)
                                      ___________      __________     _________


CONSOLIDATED RETAINED EARNINGS

Years Ended December 31,
(in thousands of US dollars)

                                             2004            2003          2002
                                      ___________      __________     _________
                                                $               $             $
Balance, beginning of year                 68,291          50,113       104,567
Net earnings (loss)                        11,358          18,178       (54,454)
                                      ___________      __________     _________
                                           79,649          68,291        50,113
Premium on purchase for cancellation
  of common shares                             40
                                      ___________      __________     _________
Balance, end of year                       79,609          68,291        50,113
                                      ___________      __________     _________


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

Years Ended December 31,
(in thousands of US dollars)

                                                    2004        2003        2002
                                              __________  __________  __________
                                                       $           $           $
OPERATING ACTIVITIES
Net earnings (loss)                               11,358      18,178     (54,454)
Non-cash items
  Depreciation and amortization                   29,889      29,375      28,653
  Impairment of goodwill                                                  70,000
  Loss on disposal of property,
    plant and  equipment                                                   1,280
  Property, plant and equipment impairment
    and other non-cash charges in
    connection with facility closures              5,848         732
  Future income taxes                            (28,806)     (7,148)    (15,198)
  Write-off of debt issue expenses                 8,482
  Other non-cash items                               (95)     (3,000)
                                              __________   _________  __________

Cash flows from operations before changes
  in non-cash working capital items               27,722      38,137      30,281
                                              __________   _________  __________
Changes in non-cash working capital items

  Trade receivables                              (11,345)       (741)        475
  Other receivables                               (1,308)     (1,647)      5,186
  Inventories                                    (20,115)     (5,139)      9,851
  Parts and supplies                                (266)       (776)       (767)
  Prepaid expenses                                   202         100       1,567
  Accounts payable and accrued liabilities         1,051      10,465     (11,361)
                                              __________   _________   _________
                                                 (31,781)      2,262       4,951
                                              __________   _________   _________

Cash flows from operating activities              (4,059)     40,399      35,232
                                              __________   _________   _________

INVESTING ACTIVITIES

Temporary investment                                (497)
Property, plant and equipment                    (18,408)    (12,980)    (11,716)
Business acquisition (Note 8)                     (5,500)
Goodwill                                                      (6,217)
Other assets                                     (13,178)     (1,435)     (5,213)
                                              __________   _________    ________
Cash flows from investing activities             (37,583)    (20,632)     16,929)
                                              __________   _________    ________
FINANCING ACTIVITIES

Net change in bank indebtedness                  (13,967)      4,910     (19,525)
Issue of long-term debt                          325,787
Repayment of long-term debt                     (250,936)    (64,329)    (50,209)
Issue of common shares                             2,717      43,009      49,689
Common shares purchased for cancellation            (418)
                                              __________   _________    ________
Cash flows from financing activities              63,183     (16,410)    (20,045)
                                              __________   _________    ________
Net increase (decrease) in cash and cash
  equivalents                                     21,541       3,357      (1,742)
Effect of foreign currency translation
  adjustments                                        341      (3,357)      1,742
Cash, beginning of year
Cash and cash equivalents, end of year            21,882

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                     23,170      29,309      30,428
Income taxes paid                                  2,004       1,790         413


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands of US dollars)

                                                           2004            2003
                                                        _______         _______
                                                              $               $
ASSETS

Current assets
  Cash and cash equivalents                              21,882
  Temporary investment (Nopte 9)                            497
  Trade receivables (net of allowance for doubtful
    accounts of $4,065; $3,911 in 2003)                 101,628          89,297
  Other receivables (Note 10)                            13,381          11,852
  Inventories (Note 11)                                  90,677          69,956
  Parts and supplies                                     13,618          13,153
  Prepaid expenses                                        7,788           7,924
  Future income taxes (Note 6)                            1,509           2,682
                                                        _______         _______
                                                        250,980         194,864

Property, plant and equipment (Note 12)                 352,610         354,627
Other assets (Note 13)                                   16,474          12,886
Future income taxes (Note 6)                             36,689           3,812
Goodwill (Note 14)                                      179,958         173,056
                                                        _______         _______
                                                        836,711         739,245

LIABILITIES

Current liabilities
  Bank indebtedness (Note 15)                                            13,944
  Accounts payable and accrued liabilities               97,849          95,270
  Installments on long-term debt                          3,032          16,925
                                                        _______         _______
                                                        100,881         126,139

Future income taxes (Note 6)                                              4,446
Long-term debt (Note 16)                                331,095         235,066
Other liabilities (Note 17)                                 435             530
                                                        _______         _______
                                                        432,411         361,735

SHAREHOLDERS' EQUITY

Capital stock(Note 18)                                  289,180         286,841
Contributed surplus (Note 18)                             4,326           3,150
Retained earnings                                        79,609          68,291
Accumulated currency translation adjustments             31,185          19,228
                                                        _______         _______
                                                        404,300         377,510
                                                        _______         _______
                                                        836,711         739,245

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

/s/J. Spencer Lanthier                 /s/Gordon Cunningham

J. Spencer Lanthier, Director          Gordon Cunningham, Director

Notes To Consolidated Financial Statements

December 31,
(In US dollars; tabular amounts in thousands, except as otherwise noted)

1. GOVERNING STATUTES

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada, and in Sarasota/Bradenton, Florida.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America ("United States" or "US") and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and were prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in note 22.

Certain amounts have been reclassified from the prior years to conform to the current year presentation.

Accounting Changes

Stock-based compensation
In September 2003, the Canadian Institute of Chartered Accountants ("CICA") revised the transitional provisions for Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, for voluntary adoption of the fair value based method of accounting for stock options granted to employees which previously had not been accounted for at fair value to provide the same alternative methods of transition as are provided under US GAAP. These provisions could have been applied retroactively or prospectively. However, the prospective application was only available to enterprises that elected to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004.

Effective January 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock options as provided for under revised transitional provisions. Accordingly, the Company has recorded an expense of approximately $1,046,000 and $130,000 for the stock options granted to employees during the years ended December 31, 2004 and 2003 respectively. Prior to 2003, the Company provided in its consolidated financial statements pro forma disclosures of net earnings and net earnings per share information as if the fair value based method of accounting had been applied and no compensation expense was recognized when stock options were granted.

Employee future benefits
On January 1, 2004, the CICA amended CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures were effective for periods ending on or after that date. As at June 30, 2004, the Company adopted the new disclosure requirements of Section 3461 and provided the additional disclosures of the defined benefit pension plans and other employee future benefit plans in Note 20.

Impairment of Long-Lived Assets
Effective January 1, 2004, the Company adopted, on a prospective basis, the new recommendations of CICA Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value. This change in accounting policy did not result in any adjustment to the carrying value of the Company's property, plant and equipment.

Asset Retirement Obligations
In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations which replaces the limited guidance on future removal and site restoration costs previously provided in Section 3061, Property, Plant and Equipment. It establishes standards for recognition, measurement and disclosure of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred, when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The Company adopted Section 3110 prospectively on January 1, 2004 and the application of this standard did not have a material impact on either results of operations for the year ended December 31, 2004 or on the financial position as at December 31, 2004.

Accounting estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

Fair value of financial instruments
The fair value of cash and cash equivalents, temporary investment, trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of long-term debt was established as described in note 16.

Foreign Currency Translation

Reporting currency
The accounts of the Company's operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at year-end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign currency translation
Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenue and expenses have been translated at the average exchange rate for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

Revenue recognition
Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Research and Development
Research and development expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses in accordance with Canadian GAAP are met.

Stock option plan
The Company has a stock-based compensation plan that grants stock options to employees. Stock-based compensation expense is recognized over the vesting period of the options granted. Any consideration paid by employees on exercise of stock options is credited to capital stock together with any related stock-based compensation expense recorded in contributed surplus.

Earnings per share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Cash and cash equivalents
The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

Accounts receivable
Credit is extended based on evaluation of a customer's financial condition and generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivable are credited to the allowance for doubtful accounts.

Inventories and parts and supplies valuation
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labor and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment
Property, plant and equipment are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                     Methods                Rates and Periods
                                     _______                _________________
Buildings                    Diminishing balance or
                                 straight-line            5% or 15 to 40 years

Manufacturing equipment          Straight-line                5 to 20 years

Furniture, office and
  computer equipment,
  software and other         Diminishing balance or
                                 straight-line            20% or 3 to 10 years


The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Deferred charges
Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over the period benefited varying from 1 to 5 years.

Goodwill
Goodwill is the excess of the cost of acquired businesses over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value. When the carrying amount of goodwill exceeds the fair value of the goodwill, an impairment loss should be recognized in an amount equal to the excess. The fair value is calculated as discussed in note 14.

Environmental costs
The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for the fair value of a liability for costs associated with the remediation of environmental pollution in the period in which it is incurred and when a reasonable estimate of fair value can be made.

Pension plans and other post-retirement benefits
The Company has defined benefit and defined contribution pension plans and other post-retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other post-retirement benefit plans:

- The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs;

- For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and, for other plans, at fair value;

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

-Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees.

-On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional obligations on a straight-line basis over the average remaining service periods of employees expected to receive benefits under the benefit plans as of January 1, 2000.

Income taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

New accounting pronouncements
In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15") which harmonizes Canadian GAAP with the US Financial Accounting Standards Board ("FASB") Interpretation No.
46. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

3. JOINT VENTURE
The Company's pro rata share of its joint venture's operations included in the consolidated financial statements is summarized as follows:


                                        2003                    2002
                                    (6 Months)(i)
                                          $                       $
_____________________________________________________________________
Earnings
 Sales                                  2,298                   4,216
 Gross profit                             651                     797
 Financial expenses                        40                     198
 Net earnings (loss)                      180                     (65)
Cash flows
 From operating activities                972                     520
 From investing activities               (345)                    (35)
 From financing activities                 82                   1,071
Balance sheets
 Assets
  Current assets                                                1,637
  Long-term assets                                              6,051
  Liabilities
  Current liabilities                                           1,459
  Long-term debt                                                1,574


(i) The Company acquired the remaining 50% common equity interest on June 26, 2003.

During the year ended December 31, 2002 and the six-month period ended June 30, 2003, the Company had no sales to its joint venture. As a result of the acquisition discussed in note 8, the Company had no investment in a joint venture at December 31, 2004 and 2003.

4. MANUFACTURING FACILITY CLOSURES

During the fourth quarter of 2004, the Company announced the closure of its Cumming, Georgia and Montreal, Quebec, manufacturing locations pursuant to its ongoing plan to lower costs, enhance customer order fulfillment and effectively optimize inventory investments. Approximately thirty-seven and eighty employees are affected at Cumming and Montreal, respectively. The total charge related to this plan amounts to approximately $7.4 million of which $5.8 million is non-cash. The total charge includes an amount of $0.5 million of termination-related benefits, an amount of $4.5 million related to impairment of property, plant and equipment and $2.4 million for other facility related closure costs. As at December 31, 2004 a balance of $2.2 million was included in accounts payable and accrued liabilities. Closure activities should be completed by August 2005, including additional closure costs of approximately $1.1 million.

During 2003, management approved a plan to consolidate the Company's water activated tape operations at its Menasha, Wisconsin plant. The consolidation was completed during 2003. The plan involved closing its Green Bay, Wisconsin facility, and relocating some employees and equipment to its Menasha, Wisconsin facility. Eighty-six employees were terminated. The total charge for this plan amounted to $3.0 million, including $1.7 million of termination related benefits, and is included in manufacturing facility closure costs in the 2003 consolidated statement of earnings. As at December 31, 2003, a balance of $1.9 million was included in accounts payable and accrued liabilities and a balance of $1.2 million as at December 31, 2004.

During 2002, management approved a plan for the consolidation of its operations related to the Flexible Intermediate Bulk Container division which was completed in June 2003. The plan involved the closing of two manufacturing plants and a reduction of seventy-seven employees. The total charge for the restructuring is $2.1 million including $1.8 million of termination related benefits. As at December 31, 2002 the balance of $1.3 million was included in accounts payable and accrued liabilities and nil as at December 31, 2004 and 2003.

5. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS


                                                       2004      2003      2002
                                                     ______    ______    ______
                                                          $         $         $
Depreciation of property, plant and equipment        28,621    26,957    25,337
Amortization of other deferred charges                    3       609     1,924
Amortization of debt issue expenses included
  in financial expenses below                         1,265     1,809     1,392
Write off of debt issue expenses                      8,482
Financial expenses
  Interest on long-term debt                         22,340    26,675    28,559
  Interest on credit facilities                         830     1,804     2,369
  Interest income and other                           2,045       742     2,310
  Interest capitalized to property, plant and
    equipment                                          (962)     (700)     (465)
                                                     ______    ______    ______
                                                     24,253    28,521    32,773
                                                     ______    ______    ______

Loss on disposal of property, plant and equipment                         1,280
Impairment of property, plant and equipment           4,539       732
Foreign exchange loss (gain)                             16    (1,192)
Investment tax credits recorded as a reduction
  of research and development expenses                  435       800     2,088


6. INCOME TAXES

The provision for income taxes consists of the following:

                                                  2004      2003      2002
                                                ______   _______    ______
                                                     $         $         $
Current                                           (943)    3,023     2,431
Future                                         (28,806)   (7,148)  (15,198)
                                                ______   _______    ______

                                               (29,749)   (4,125)  (12,767)
                                                ______   _______   _______


The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective income tax rate is detailed as follows:

                                                     2004      2003      2002
                                                   ______    ______    ______
                                                        %         %         %
Combined federal and provincial income tax rate      41.7      42.5      42.7

Manufacturing and processing                         (8.1)      3.3      (1.6)
Foreign losses recovered(foreign income taxed)
  at lower rates                                    (12.8)      6.3      (1.7)

Goodwill impairment                                                     (33.0)
Impact of other differences                          61.4     (92.3)     28.8
Change in valuation allowance                        79.6      10.8     (16.2)
                                                   ______    ______    ______
Effective income tax rate                           161.8     (29.4)     19.0
                                                   ______    ______    ______

The net future income tax assets are detailed as follows:

                                                               2004      2003
                                                            _______   _______
                                                                  $         $
Future income tax assets

  Trade and other receivables                                 1,112     1,104
  Accounts payable and accrued liabilities                                765
  Tax credits and loss carry-forwards                       104,350    94,719
  Other                                                      14,658     5,901
  Valuation allowance                                       (16,508)  (31,145)
                                                            _______   _______
                                                            103,612    71,344
                                                            _______   _______
Future income tax liabilities

  Inventories                                                   214       311
  Property, plant and equipment                              64,134    64,539
  Accounts payable and accrued liabilities                    1,066
                                                            _______   _______
                                                             65,414    64,850
                                                            _______   _______

Net future income tax assets                                 38,198     6,494
Net current future income tax assets                          1,509     2,682
Net long-term future income tax assets                       36,689     3,812
                                                            _______   _______
Total net future income tax assets                           38,198     6,494



As at December 31, 2004, the Company has $55.7 million of Canadian operating loss carry-forwards expiring 2007 through 2014 and $175.5 million of US federal and state operating losses expiring 2010 through 2024.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2004, to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, the valuation allowance was decreased by $14.6 million between December 31, 2003 and December 31, 2004 (increase of $4.5 million between December 31, 2002 and December 31, 2003). The decrease in valuation allowance resulted in $14.6 million of additional income tax benefit.

7. EARNINGS (LOSS) PER SHARE

The following table provides reconciliation between basic and diluted earnings loss) per share:


                                             2004          2003         2002
                                       __________    __________   __________
                                                $             $            $
Net earnings (loss)                        11,358        18,178      (54,454)
                                       __________    __________   __________

Weighted average number of common
  shares outstanding                   41,186,143    35,956,550    32,829,013
Effect of dilutive stock options
  and warrants(i)                         259,721        95,770
                                       __________    __________   __________
Weighted average number of diluted
  common shares outstanding            41,445,864    36,052,320    32,829,013
                                       __________    __________   __________

Basic earnings (loss) per share              0.28          0.51         (1.66)

Diluted earnings (loss) per share            0.27          0.50         (1.66)

     (i) The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:


                                             2004           2003         2002
                                       __________     __________   __________
                                        Number of      Number of    Number of
                                      Instruments    Instruments  Instruments
                                       __________     __________   __________
Options                                2,328,773       2,843,216    2,996,673
Warrants                                                 300,000      300,000
                                       __________     __________   __________
                                       2,328,773       3,143,216    3,296,673



8. BUSINESS ACQUISITION

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape. The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and includes $0.9 million of equipment and $4.6 million of goodwill. The goodwill is deductible over 15 years for income tax purposes. Any contingent consideration paid will be recorded as an increase in goodwill.

On June 26, 2003, the Company acquired the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S. A. ("Fibope"), a manufacturer and distributor of film products in Portugal. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method. The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt. The operating results of the acquired business have been included in the consolidated financial statements from the effective date of acquisition (see note 3).

During July 2003, the Company satisfied a contingent consideration arising from the September 1, 2000 acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company ("UTC"), by making a $6.0 million cash payment to a third party. The cash payment and certain related expenses were recorded as an increase in the goodwill of $6.2 million arising from the UTC acquisition. The Company has additional related expenses that are subject to reimbursement in whole or in part from amounts available under an escrow agreement created at the time of the acquisition. Expenses, if any, not reimbursed will be recorded as additional goodwill upon settlement of the escrow account.

9. TEMPORARY INVESTMENT

A temporary investment was acquired in the amount of $0.5 million (CA$0.6 million), bearing interest at 2.25% and maturing August 3, 2005.

The temporary investment is given in guarantee of an outstanding letter of credit for the same amount.

10. OTHER RECEIVABLES

                                                   2004               2003
                                                      $                  $
Income and other taxes                            8,914              7,009
Rebates receivable                                1,193                861
Sales taxes                                       1,316                863
Other                                             1,958              3,119
                                                 ______             ______
                                                 13,381             11,852

11. INVENTORIES

                                                   2004               2003
                                                      $                  $

Raw materials                                    30,908             18,910
Work in process                                  14,255             12,583
Finished goods                                   45,514             38,463
                                                 ______             ______
                                                 90,677             69,956

12. PROPERTY, PLANT AND EQUIPMENT


                                                             2004
                                      _____________________________________________
                                                       Accumulated
                                           Cost        depreciation         Net
                                      ____________     ____________     ___________
                                                 $                $               $
Land                                         3,040                            3,040
Buildings                                   65,823           27,496          38,327
Building under capital lease                 7,214              263           6,951
Manufacturing equipment                    430,764          166,234         264,530
Furniture, office and computer
  equipment, software and other             60,907           31,009          29,898
Manufacturing equipment under
  construction and software
  projects under development                 9,864                            9,864
                                      ____________     ____________     ___________
                                           577,612          225,002         352,610
                                      ____________     ____________     ___________

                                                            2003
                                      _____________________________________________
                                              Cost     Accumulated              Net
                                                       depreciation
                                      ____________     ____________     ___________
                                                 $                $               $
Land                                         3,045                            3,045
Buildings                                   61,857           23,368          38,489
Manufacturing equipment                    424,112          151,383         272,729
Furniture, office and computer
  equipment, software and other             58,607           25,872          32,735
Manufacturing equipment under
  construction and software
  projects under development                 7,629                            7,629
                                      ____________     ____________     ___________
                                           555,250          200,623         354,627
                                      ____________     ____________     ___________


Property, plant and equipment are net of investment tax credits of approximately $0.5 million in 2003.

In 2003, the Company entered into a twenty year capital lease for the new Regional Distribution Center in Danville, Virginia. The lease commenced January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the consolidated balance sheet as an increase to property, plant and equipment and long-term debt.

13. OTHER ASSETS

                                                       2004           2003
                                                          $              $
Debt issue expenses and other deferred charges,
   at amortized cost                                 14,446         10,460
Loans to officers and directors, including loans
   regarding the exercise of stock options, without
   interest, various repayment terms                    914            877
Other receivables                                       301            271
Other, at cost                                          813          1,278
                                                     ______         ______
                                                     16,474         12,886

14. ACCOUNTING FOR GOODWILL

The Company performs an annual impairment test as at December 31. The
Company determined that it has one reporting unit. The Company calculates the fair value of this reporting unit using the discounted cash flows method, and compared with other methods including multiples of sales and earnings before interest, taxes, depreciation, and amortization ("EBITDA") and, with historical transactions where appropriate. From these approaches, the fair market value was determined. For 2002, an impairment was charged to operating expenses of $70.0 million. This impairment related to the prior acquisition activity of the Company during the period from 1996 through 2000 in light of 2002 economic and market conditions. No impairment charge was required for 2004 and 2003.

The carrying amount of goodwill as at December 31 is detailed as follows:

                                                       2004           2003
                                                          $              $
Balance as at December 31                           249,958        243,056
Accumulated impairment                               70,000         70,000
                                                    _______        _______
Net balance as at December 31                       179,958        173,056

15. BANK INDEBTEDNESS AND CREDIT FACILITIES

Refinancing
On July 28, 2004 the Company completed the offering of $125.0 million of Senior Subordinated Notes due 2014. On August, 4, 2004 the Company established a new $275.0 million Senior Secured Credit Facility, consisting of a $200.0 million Term Loan and a $75.0 million Revolving Credit Facility. The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

As a result of the refinancing, the Company recorded a one-time pre-tax charge of approximately $30.4 million. The principal elements of the one-time charge are a make-whole payment of approximately $21.9 million and the write-off of deferred financing costs of $8.5 million attributable to the debt that was refinanced.

Bank Indebtedness

The bank indebtedness consists of the utilized portion of the short-term revolving bank credit facilities and cheques issued which have not been drawn from the facilities.

As at December 31, 2004, the Company had bank loans available under a US$75.0 million revolving credit facility with a five-year term. The loan bears interest at various interest-rates including US prime rate plus a premium varying between 100 and 200 basis points, Canadian prime rate plus a premium varying between 100 and 200 basis points and LIBOR plus a premium varying between 200 and 300 basis points. As at December 31, 2004, the credit facility had not been drawn. Subject to convenant restrictions, an amount of $71.2 million was available due to outstanding letters of credit of $3.8 million.

The credit facility has been guaranteed by the Company and substantially all of its subsidiaries and secured by a first lien on all assets of the Company and substantially all of its subsidiaries.

The credit facilities contain certain financial covenants, including interest expense coverage, debt leverage and fixed charge coverage ratios.

In 2003, the bank indebtedness consisted of the utilized portion of the short-term revolving bank credit facilities and cheques issued which had not been drawn from the facilities and was reduced by any cash and cash equivalents.

As at December 31, 2003, the Company had bank loans under a US$50.0 million revolving credit facility ("Facility A"), extendible annually at the option of the lenders, converting to a two-year term loan if not extended by the lenders. The loan had various interest-rates including US prime rate plus a premium varying between 0 and 275 basis points and LIBOR plus a premium varying between 75 and 350 basis points. As at December 31, 2003, the effective interest rate was approximately 4.34% and $31.1 million was utilized. An amount of $3.5 million of this credit facility was used for outstanding letters of credit.

16. LONG-TERM DEBT
Long-term debt consists of the following:

                                                       2004           2003
                                                          $              $
a) US$125,000,000 Senior Subordinated Notes         125,000
b) US$200,000,000 Term Loan                         199,500
c) US$137,000,000 Series A and B Senior Notes                      123,804
d) US$137,000,000 Senior Notes                                     123,330
e) Obligation under capital lease                     7,166
f) Other debt                                         2,461          4,857
                                                    _______        _______
                                                    334,127        251,991
   Less: current portion of long-term debt            3,032         16,925
                                                    _______        _______
                                                    331,095        235,066

a) Senior Subordinated Notes

Senior Subordinated Notes bearing interest at 8.50%, payable semi-annually on February 1 and August 1. All principal is due on August 1, 2014.

Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis by the Company and substantially all of its existing subsidiaries.

b) Term Loan

Term Loan bearing interest at LIBOR plus a premium varying between 200 and 300 basis points, payable in quarterly installments of $0.5 million starting on December 31, 2004 until June 30, 2010, followed by four quarterly installments of $47.125 million thereafter and maturing on July 28, 2011.

As at December 31, 2004, the effective interest rate was approximately 4.67%.

The Term Loan is guaranteed by the Company and each of its material subsidiaries. The Term Loan is also secured by a first priority perfected security interest in substantially all of the tangible and intangible assets of the Company and each of its material subsidiaries, subject to certain customary exceptions.

c) Series A and B Senior Notes

Series A and B Senior Notes were repaid and cancelled in August 2004 (US$123.8 million was outstanding as of the time of repayment). The interest rate in effect at the time of the repayment was 10.03% (10.03% in 2003).

The Series A and B Senior Notes were secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories.

d) Senior Notes

Senior Notes were repaid and cancelled in August 2004 (US$123.3 million was outstanding as of the time of repayment). The interest rate in effect at the time of the repayment was 9.06% (9.06% in 2003).

Senior Notes were secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories.

e) Obligation Under Capital Lease

Obligation under capital lease, bearing interest at 5.10%, payable in monthly installments and maturing in 2024 (Note 12).

f) Other Debt

Other debt consisting of government loans, mortgage loans and other loans at fixed and variable interest rates ranging from interest-free to 9.03% and requiring periodic principal repayments through 2010.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

                                                                        42
Long-term debt repayments are due as follows:

                                      Obligations under      Other long-term
                                        capital leases             loans
                                              $                      $
2005                                              574                  2,855
2006                                              574                  2,797
2007                                              574                  2,317
2008                                              574                  2,139
2009                                              574                  2,139
Thereafter                                      8,431                314,714
Total minimum lease payments                   11,301
Interest expense included in minimum
  lease payments                                4,135
                                               ______                _______
Total                                           7,166                326,961

Fair Value

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 2004 and 2003 are as follows:

                  2004            2004            2003             2003
               Fair Value    Carrying Amount   Fair value      Carrying Amount
                   $               $               $                 $
Long-term debt    341,703          334,127        270,246         251,991

17. OTHER LIABILITIES

                                                    2004              2003
                                                       $                 $
Provision for future site rehabilitation costs       435               530

During the year ended December 31, 2004, the Company reviewed the provision for future site rehabilitation costs. This resulted in a reversal of $0.1 million of provision in 2004.

During the year ended December 31, 2003, the Company determined that a reserve for acquisition-related contingencies was no longer required and the $3.0 million liability was reversed into the consolidated statement of earnings as a reduction in selling, general and administrative expenses.

During the year ended December 31, 2002, the Company reviewed certain provisions, which it had previously established in accounting for prior years' business acquisitions. This process included the obtaining from third parties environmental studies. As a result, the Company reversed against earnings $0.8 million of provisions in 2002 which had been recorded in prior years for specific business acquisitions. A company-wide environmental reserve for on-going operations of $0.8 million was established in 2002. During 2002, $0.2 million in remediation costs were charged against this reserve.

18. CAPITAL STOCK
a) Capital stock - authorized

Unlimited number of shares without par value

         Common shares, voting and participating

         Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

b) Capital stock - Issued and fully paid

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2002 to December 31, 2004 were as follows:

                               2004                     2003                     2002
                          Number of	Stated     Number of     Stated     Number of     Stated
                             Shares      Value        Shares      Value        Shares      Value
                         __________    _______    __________    _______    __________    _______
                                             $                        $                        $
Balance, beginning
  of year                40,944,876    286,841    33,821,074    236,035    28,506,110    186,346

Shares issued for cash
  in public offering                               5,750,000     41,250     5,100,000     47,691

Shares issued for
  business acquisitions                            1,030,767      7,175

Shares issued to the
  USA Employees' Stock
  Ownership and Retirement
  Savings Plan              225,160      1,727       238,535      1,695       172,976      1,697

Shares purchased for
  cancellation              (53,200)      (378)

Shares issued for cash
  upon exercise of stock
  options                   120,125        990       104,500        686        41,988        301
                         __________    _______    __________    _______    __________    _______
Balance, end of year     41,236,961    289,180    40,944,876    286,841    33,821,074    236,035
                         __________    _______    __________    _______    __________    _______

c) Share purchase warrants

On December 29, 2003, the 300,000 share purchase warrants outstanding were cancelled as a result of settling an outstanding claim with the holders. The recorded value of the warrants was reclassified to contributed surplus. The warrants, which would have expired on August 9, 2004, permitted holders to purchase common shares of the Company at a price of $29.50 per share.

d) Contributed surplus

                                           2004                    2003
Balance, beginning of year                       3,150
Cancellation of share purchase warrants                               3,150
Stock-based compensation expense                 1,046
Adjustment of stock-based compensation             130
                                                 _____                _____
Balance, end of year                             4,326                3,150

e) Shareholders' protection rights plan

On June 11, 2003, the shareholders approved an amendment and restatement of the shareholders' protection rights plan originally established in 1993. The effect of the rights plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions. The plan will expire on the date immediately following the date of the Company's annual meeting of shareholders to be held in 2006.

f) Stock options

Under the Company's amended executive stock option plan, options may be granted to the Company's executives and directors for the purchase of up to 4,094,538 shares of common stock. Options expire no later than 10 years after the date of granting. The plan provides that such options will vest and may be exercisable 25% per year over four years.

All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.

The changes in number of options outstanding were as follows:


                                     2004                      2003                      2002
                    _____________________     _____________________     _____________________
                    Weighted                  Weighted                  Weighted
                     average                   average                   average
                    exercise    Number of     exercise    Number of     exercise    Number of
                       price      options        price      options        price      options
                    ________    _________     ________    _________     ________    _________
                           $                         $                         $
Balance, beginning
  of the year           9.52    3,165,716        10.02    2,996,673        10.06    2,407,250

  Granted              10.26      921,750         5.15      498,500         9.88      688,500
  Exercised             8.24     (120,125)        6.56     (104,500)        7.17      (41,988)
  Cancelled            13.01     (195,186)        7.28     (224,957)        9.19      (57,089)
                                _________                 _________                 _________

Balance, end of year    9.37    3,772,155         9.52    3,165,716        10.02    2,996,673
                                _________                 _________                 _________
Options exercisable
  at the end of the
  year                          2,068,655                 1,729,951                 1,529,894
                                _________                 _________                 _________


The following table summarizes information about options outstanding and exercisable at December 31, 2004:

                                           Options Outstanding       Options Exercisable
                         _____________________________________     _____________________
                                         Weighted     Weighted                  Weighted
                                          average      average                   average
                                      contractual     exercise                  exercise
                            Number     (in years)        price        Number       price
                         _________    ___________     ________     _________    ________
Range of exercise prices                                     $                         $
$3.90 to $4.85             316,000            1.7         3.99        80,250        4.00
$7.05 to $10.19          2,309,882            3.2         8.79     1,420,882        9.06
$10.84 to $14.71         1,017,773            3.0        11.32       439,023       11.83
$16.30 to $17.19           116,500            8.4        16.39       116,500       16.39
$27.88                      12,000            5.6        27.88        12,000       27.88
                         _________    ___________     ________     _________    ________
                         3,772,155            3.2         9.37     2,068,655        9.97
                         _________    ___________     ________     _________    ________


On January 10, 2001, the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US$16.30 to US$23.26 (CA$26.01 to CA$37.11) and expiry dates in 2003 and 2006. The revised exercise price was set at US$8.28 (CA$13.21), being the average of the closing price on the Toronto Stock Exchange and the New York Stock Exchange on January 9, 2001.
All other terms and conditions of the respective options, including the percentage vesting and the vesting and expiry dates, remained unchanged.

In January 2003, the Company adopted the fair value based method of accounting for stock-based compensation and other stock-based payments. Under transitional provisions prescribed by the CICA, the Company prospectively applied the recognition provisions to awarded stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the FASB. The Company recorded a pre-tax stock-based compensation expense of approximately $130,000.

For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) and basic and diluted earnings (loss) per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings (loss) and basic and diluted earnings
(loss) per share would have been increased or decreased to the pro forma amounts indicated in the following table:

                                                        2004            2003           2002
                                                    ________        ________       ________
                                                           $               $              $
Net earnings (loss) - as reported                     11,358          18,178       (54,454)
Add: Stock-based employee compensation expense
  included in reported net earnings                    1,046             130
Total stock-based employee compensation expense
  determined under fair value based method            (1,800)           (884)         (515)
                                                     ________       ________       ________
Pro forma net earnings (loss)                         10,604          17,424       (54,969)
                                                     ________       ________
Earnings (loss) per share:

     Basic - as reported                                0.28            0.51         (1.66)
                                                     _________      ________      ________
     Basic - pro forma                                  0.26            0.48         (1.67)
                                                     _________      ________      ________
     Diluted - as reported                              0.27            0.50         (1.66)
                                                     _________      ________      ________
     Diluted - pro forma                                0.26            0.48         (1.67)
                                                     _________      ________      ________



The pro forma effect on net earnings and earnings per share is not representative of the pro forma effect on net earnings and earnings per share of future years because it does not take into consideration the pro forma compensation cost related to options awarded prior to January 1, 2002.

The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

                                         2004         2003          2002
Expected life                           5 years      5 years       5 years
Expected volatility                       55%          50%            50%
Risk-free interest rate                  3.14%        2.80%          4.57%
Expected dividends                      $0.00         $0.00          $0.00

The weighted average fair value per
  share of options granted is:          $5.29         $2.41          $4.38

19. COMMITMENTS AND CONTINGENCIES

a) Commitments

As at December 31, 2004, the Company had commitments aggregating approximately $15.6 million up to 2010 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Future minimum payments are $4.9 million in 2005, $3.3 million in 2006, $2.6 million in 2007, $1.6 million in 2008, $1.9 million in 2009 and $1.3 million thereafter.

b) Contingencies

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

20. PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $0.9 million for these plans for the year ended December 31, 2004 ($2.4 million and $2.6 million for 2003 and 2002 respectively).

Defined Benefit Plans

The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $14.60 ($12.81 and $10.83 in 2003 and 2002, respectively) per month for each year of service.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

Total Cash Payments

Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employee defined benefit plan were $4.1 million ($5.6 million in 2003 and $2.7 million in 2002).

Investment Policy

The Company's Investment Committee establishes a target mix of equities and bonds of 70% equities and 30% bonds over time. In January of 2003, the Committee determined, with assistance from the investment manager and trustee, to temporarily increase the allocation for the US plans to 80% equity and 20% bonds due to the performance, current and expected, in the bond market and the expected appreciation in the small and midcap equity markets. The increased investment in those markets was 7.5% target in small cap and 2.5% in mid cap. That direction was reviewed with the same advisors, and the Committee determined to continue this approach at its meetings in 2004 and as late as February of 2005. The relatively heavy emphasis on equities is due to the better performance over time in equities versus bonds and the fact that the Company's pension funds do not have a large number of current recipients. In Canada, the funds are split evenly between two balanced mutual funds, thus, over time, achieving the target mix of 70% equities and 30% bonds.

The rate of return decision is a function of advice from our actuaries and their review of our current holdings, general market trends, and common levels used by other employers.

Information relating to the various plans is as follows:

                                             Pension plans              Other plans
                                   _______________________   ______________________
                                          2004        2003         2004        2003
                                   ___________   _________   __________  __________
                                             $           $            $           $
Accrued benefit obligations
  Balance, beginning of year            29,873      24,071          906         840
    Current service cost                   654         574           15          12
    Interest cost                        1,853       1,714           56          58
    Benefits paid and expenses          (1,061)       (902)         (59)        (52)
    Plan amendments                         34         755
    Actuarial losses                     2,354       3,205          103          48
    Foreign exchange rate adjustment       303         456
                                   ___________   _________   __________  __________
  Balance, end of year                  34,010      29,873        1,021         906
                                   ___________   _________   __________  __________

Plan assets

  Balance, beginning of year            19,959      13,181
    Actual return on plan assets         2,074       3,565
    Employer contributions               2,292       3,837
    Benefits paid                       (1,061)       (902)
    Foreign exchange rate adjustment       203         278
                                   ___________   _________   __________  __________
  Balance, end of year                  23,467      19,959
                                   ___________   _________   __________  __________

Funded status - deficit                 10,543       9,914        1,021         906
  Unamortized past service costs        (2,457)     (2,603)          (8)
  Unamortized net actuarial
   gain(loss)                          (12,884)    (11,231)         (60)         34
  Unamortized transition assets
  (obligation)                             104         101          (30)        (34)
                                   ___________   _________   __________  __________
Accrued benefit liability
  (prepaid benefit)                     (4,694)     (3,819)         923         906
                                   ___________   _________   __________  __________


Weighted Average Plan Asset
Allocations as at December 31            Pension plans              Other plans
                               _______________________   ______________________
                                      2004        2003         2004        2003
                               ___________   _________   __________  __________

Asset Category
  Equity Securities                    80%         79%
  Debt Securities                      16%         16%
  Other                                 4%          5%
                               ___________   _________
Total                                 100%        100%

The accrued prepaid benefit related to the defined benefit pension plans amounting to approximately $4.7 million in 2004 ($3.8 million in 2003) is included with other assets and accounts payable and accrued liabilities for an amount of approximately $0.5 million in 2004 ($0.5 million in 2003) and $4.2 million in 2004 ($3.3 million in 2003), respectively.

The accrued benefit liability related to other plans amounting to approximately $0.9 million in 2004 and 2003 is included in accounts payable and accrued liabilities.

Net Benefit Cost

                                             Pension plans                  Other plans
                               _____________________________      ________________________
                                 2004        2003       2002        2004      2003    2002
                               ______    ________    _______      ______  ________  ______
                                    $           $          $           $         $       $
Current service cost              654         574         497         15        12      11
Interest cost                   1,853       1,714       1,545         56        58      54
Actual return on plan
  assets                       (2,074)     (3,565)      2,439
Actuarial losses                2,354       3,205       1,140        103        48      31
Plan Amendments                    34         755       1,136
Elements of employee future
  benefit costs before
  adjustments to recognize the
  long-term nature of employee
  future benefit costs          2,821       2,683       6,757        174       118      96
Difference between expected
  return and actual return on
  plan assets for year            264       2,154      (4,007)
Difference between actuarial
  loss recognized for year and
  actual actuarial loss on
  accrued benefit obligation   (1,791)     (2,745)       (902)      (103)      (52)    (31)
Difference between amortization
  of past service costs for
  year and actual plan
  amendments for year             189        (581)     (1,014)
Amortization of transition
  obligation                       (5)         11          (3)         4         4      (1)
                               ______    ________     _______      ______  ________  ______
Net benefit cost for the year   1,478       1,520         831         75        70      64
                               ______    ________     _______      ______  ________  ______


The average remaining service period of the active employees covered by the pension plans ranges from 11.40 to 25.60 years for 2004 and from 11.76 to
26.70 years for 2003.

The significant assumptions which management considers the most likely and which were used to measure its accrued benefit obligations and net periodic benefit costs are as follows:

Weighted Average Assumption used
to determine Benefit Obligations
as at December 31                        Pension plans              Other plans
                               _______________________   ______________________
                                      2004        2003         2004        2003
                               ___________   _________   __________  __________

Discount Rate                        5.75%       6.25%        5.75%       6.25%


Weighted Average Assumption used
to determine Net Benefit Cost for
years ended December 31                  Pension plans              Other plans
                               _______________________   ______________________
                               2004     2003      2002   2004     2003     2002
                               _______________________   ______________________

Discount Rate                  6.25%    7.00%    7.25%   6.25%    7.00%   7.25%
Expected Long Term Return on
  Plan Assets
US Plans                       8.50%    8.50%    9.25%
Canadian Plans                 7.00%    7.00%    9.25%

For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 (5.0% in 2003 and 2002) and deemed to remain constant through 2009. An increase or decrease of 1% of this rate would have the following impact:

                                              Increase of 1%    Decrease of 1%
                                                     $                 $
                                              ______________    ______________
Impact on net periodic cost                                2               (2)
Impact on accrued benefit obligation                      41              (36)

The Company expects to contribute $2.4 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2005.

21. SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales by country based on the location of the manufacturing facilities:

                                           2004           2003            2002
                                        _______        _______         _______
                                              $              $               $
Canada                                  140,032        121,544         119,101
United States                           576,156        523,282         510,500
Other                                    14,361          9,148           3,817
Transfers between geographic areas      (38,100)       (32,653)        (31,843)
                                        _______        _______         _______
Total sales                             692,449        621,321         601,575
                                        _______        _______         _______

The following table presents property, plant and equipment and goodwill by country based on the locations of assets:

                                           2004           2003            2002
                                        _______        _______         _______
                                              $              $               $
Property, plant and equipment, net
  Canada                                 54,128         53,049          46,347
  United States                         287,104        289,136         299,564
  Other                                  11,378         12,442           5,619
                                        _______        _______         _______
Total property, plant and equipment,
  net                                   352,610        354,627         351,530
                                        _______        _______         _______

                                           2004           2003            2002
                                        _______        _______         _______
                                              $              $               $
Goodwill, net
Canada                                  24,917          22,688          17,855
United States                          151,674         147,001         140,784
Other                                    3,367           3,367
                                        _______        _______         _______
Total goodwill, net                    179,958         173,056         158,639
                                        _______        _______         _______


22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

a) Net earnings and earnings per share

Net earnings of the Company and earnings per share established under Canadian GAAP conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under US GAAP, except for the effect of variable accounting (Note 22d), which would result in an increase in net earnings of approximately $1.4 million in 2004 (reduction of $1.7 million in 2003 and nil in 2002). Consequently, in accordance with US GAAP, net earnings in 2004 would be approximately $12.7 million ($16.5 million in 2003 and a net loss of $54.5 million in 2002) and basic and diluted net earnings per share would be $0.31 in 2004 ($0.46 in 2003 and a net loss per share of $1.66 in 2002).

b) Consolidated balance sheets

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under
US GAAP, these investments would be accounted for using the equity method.
Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 2003 and 2002, including the impact on the consolidated balance sheets for 2002.

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

c) Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

d) Accounting for compensation programs

Effective January 31, 2003 the Company adopted the fair value based method of accounting for stock-based compensation granted to employees on a prospective basis in accordance with Statement of Financial Accounting standard ("SFAS") No. 148 Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123. Under the prospective method, the Company is required to recognize compensation costs for all employee awards granted, modified, or settled after January 1, 2003.

Through December 31, 2002, the Company chose to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), which became effective on July 1, 2000, requiring that the cancellation of outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. Under FIN 44, the replacement options and any repriced options are subject to variable accounting from the cancellation date or date of grant, depending on which stock options were identified as the replacement options. Using variable accounting, the Company is required to recognize, at each reporting date, compensation expense for the excess of the quoted market price of the stock over the exercise prices of the replacement or repriced options until such time as the replacement options are exercised, forfeited or expire. The prospective adoption of the fair value based method for recognition of compensation costs did not change the accounting for the replacement and repriced options as they will continue to be accounted for the intrinsic value method (or be subject to the variable accounting) until they are exercised, forfeited, modified or expire.

The impact on the Company's financial results of variable accounting will depend on the fluctuations in the Company's stock price and the dates of the exercises, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

In November 2000, 300,000 and 50,000 replacement options were issued at exercise prices of US$10.13 (CA$15.50) and US$14.71 (CA$21.94) respectively, and in May and August 2001, 54,000 and 40,000 replacement options were issued for US$11.92 (CA$18.80) and US$9.00 (CA$13.80), respectively. In addition, in January 2001, 474,163 options were repriced at US$8.28 (CA$12.40) (see Note 18).

As at December 31, 2004, the Company's quoted market stock price was $9.11 (CA$10.90) per share. The impact of variable accounting for 2004 would be a reduction of the compensation expense of approximately $1.4 million under US GAAP (expense of $1.7 million in 2003). The compensation expense would not materially impact the net loss reported in the consolidated statement of earnings for 2002 under US GAAP.

Under US GAAP, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2004, 2003 and 2002 was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

                                 2004          2003            2002
Expected life                  5 years        5 years         5 years
Expected volatility              55%             50%             50%
Risk-free interest rate         3.14%           2.80%           4.57%
Expected dividends              $0.00           $0.00           $0.00

	                              2004         2003           2002
The weighted average fair value
  per share of options granted is:   $5.29        $2.41          $4.38

Accordingly, the Company's net earnings (loss) and earnings (loss) per share would have been increased or decreased to the pro forma amounts indicated in the following table:


                                          2004         2003          2002
                                      ________     ________      ________
                                             $            $             $
Net earnings (loss) in accordance
  with US GAAP - as reported            12,739       16,501       (54,454)
Add: Stock-based employee
  compensation expense included in
  reported net earnings                  1,046          130
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method         (2,245)      (2,635)       (2,367)
                                      ________     ________      ________
Pro forma net earnings (loss)           11,540       13,996       (56,821)
                                      ________     ________      ________

Earnings (loss) per share:

Basic - as reported                       0.31         0.46         (1.66)
                                      ________     ________      ________
Basic - pro forma                         0.28         0.39         (1.73)
                                      ________     ________      ________
Diluted - as reported                     0.31         0.46         (1.66)
                                      ________     ________      ________
Diluted - pro forma                       0.28         0.39         (1.73)



e) Accumulated pension benefit obligation

Under US GAAP, if the accumulated pension benefit obligation exceeds the fair value of benefit plan assets, a liability must be recognized in the balance sheet that is at least equal to the unfunded accumulated benefit obligation. To the extent that the additional minimum liability is created by a plan improvement, an intangible asset can be established. Any additional minimum liability not covered by an intangible asset will cause a net of tax reduction in accumulated other comprehensive income.

The following sets out the adjustments required to the Company's consolidated balance sheets to conform with US GAAP accounting for pension benefit obligations:


                                          2004         2003          2002
                                      ________     ________      ________
                                             $            $             $
Future income tax assets would
  increase by                            4,767        4,155         3,878
Other assets would increase by           2,353        2,502         1,843
Accounts payable and accrued
  liabilities would increase by         15,237       13,733        12,323
Shareholders' equity would decrease by  (8,117)      (7,076)       (6,602)

f) Consolidated comprehensive income

As required under US GAAP, the Company would have reported the following consolidated comprehensive income:



                                          2004         2003          2002
                                      ________     ________      ________
                                             $            $             $
Net earnings (loss) in accordance
  with US GAAP                          12,739       16,501       (54,454)
Currency translation adjustments        11,957       15,433         3,768
Minimum pension liability adjustment,
  net of tax
(Note 22 e))                             (1,041)       (474)       (3,147)
Consolidated comprehensive income
  (loss)                                23,655       31,460       (53,833)


23. SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

Inventory costs

In November 2004, the FASB issued SFAS 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4 Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. The proposed statement would also require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

Exchange of non-monetary assets

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets
- An Amendment of APB Opinion No. 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition.

Intertape Polymer Group Locations

Corporate Offices
	Montreal, Quebec, Canada
	Sarasota/Bradenton, Florida, USA



Brighton, Colorado, USA	              3  4

Menasha, Wisconsin, USA               3  4

Carbondale, Illinois, USA             3  4

Columbia, South Carolina, USA         3  4

Piedras Negras, Mexico             2  3  4

Cumming, Georgia, USA                 3

Porto, Portugal                       3  4

Danville, Virginia, USA         1  2  3  4

Richmond, Kentucky, USA	              3  4

Montreal, Quebec, Canada        1  2  3

Tremonton, Utah, USA                  3  4

Los Angeles, California, USA    1

Truro, Nova Scotia, Canada         2  3  4

Marysville, Michigan, USA          2  3  4


1   Regional Distribution Center
2   ISO Certified
3   Distribution
4   Manufacturing Location


Please note: In 2004 the Company announced the closures of its Cumming, Georgia and Montreal, Quebec manufacturing locations. These changes are included in the above presentation

Other Information
_________________

BOARD OF DIRECTORS

o	Melbourne F. Yull
          Chairman and Chief Executive Officer
o	L. Robbie Shaw*
          Former Vice President, Nova Scotia
          Community College
o       Michael L. Richards
	  Senior Partner, Stikeman Elliott LLP
o	J. Spencer Lanthier*
          Currently serves as a Member of the Board of Several
          Publicly Traded Companies
o	Ben J. Davenport, Jr.
          Chairman, First Piedmont Corporation
	  Chairman and CEO Chatham Oil Company
	  CEO, Piedmont Transportation Inc.
o	Gordon Cunningham*
   	  President, Cumberland Asset Management
o	Thomas E. Costello*
	  Currently serves as a Member of the Board of Several Publicly
          Traded Companies

 *Member of Audit Committee

HONORARY DIRECTORS

o	James A. Motley, Sr.
	  Director, American National Bank & Trust Company
	  American National Bancshares, Inc.
o	Irvine Mermelstein
	  Managing Partner, Market-Tek

EXECUTIVE OFFICERS

o	Melbourne F. Yull
          Chairman and Chief Executive Officer
o	Andrew M. Archibald, C.A.
          Chief Financial Officer and Secretary
o	Jim Bob Carpenter
          Executive Vice President, Global Sourcing
o 	H. Dale McSween
          Executive Vice President, Operations
o	Gregory A. Yull
          President, Distribution Products
o	M. J. Doc Dougherty
          President, Consumer Products
o	Burgess H. Hildreth
          Vice President, Human Resources
o	James A. Jackson
          Vice President, Chief Information Officer
o	Victor V. DiTommaso, CPA
          Vice President, Finance

o	Duncan R. Yull
          Executive Vice President, Strategic Planning & International Business
o	Piero Greco, C.A.
          Treasurer


TRANSFER AGENT AND REGISTRAR

Canada: CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montreal, Quebec, Canada H3A 4L8

USA: Mellon Investor Services L.L.C.
85 Challenger Road, 2nd Floor
Ridgefield Park, New Jersey,
USA. 07660

AUDITORS

Raymond Chabot Grant Thornton LLP
600 de la Gauchetiere West, Suite 1900
Montreal, Quebec, Canada H3B 4L8

USA: Grant Thornton International
130 E. Randolph Street
Chicago, Illinois, USA. 60601-6203

INVESTOR INFORMATION

Stock and Share Listing

Common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, trading under the symbol ITP.

Shareholder and Investor Relations

Shareholders and investors having inquiries or wishing to obtain copies of the Company's Annual Report or other US Securities Exchange Commission or Canadian Securities Commissions filings should contact:

Mr. Andrew M. Archibald, C.A
Chief Financial Officer
Intertape Polymer Group Inc.
3647 Cortez Road West
Bradenton, Florida 34210
(866) 202-4713

E-mail: itp$info@intertapeipg.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held Wednesday, May 25th, 2005 at 4:00PM at the Fairmont Queen Elizabeth Hotel located at 900 Rene Levesque Blvd. West, Montreal, Quebec, Canada. The meeting is to be held in the Mackenzie Room.